Exhibit 99.15

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2020

AND

PERIODS ENDED DECEMBER 31, 2019

(Expressed in Canadian dollars, unless otherwise noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2020 AND PERIODS ENDED DECEMBER 31, 2019

DATED: FEBRUARY 16, 2021

This management’s discussion and analysis (“MD&A”) for the three and nine months ended December 31, 2020 and periods ended December 31, 2019, provides detailed information on the operating activities, performance and financial position of Field Trip Health Ltd. on a consolidated basis (“We”, the “Company” or “Field Trip”). This discussion should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and accompanying notes for the three and nine months ended December 31, 2020 and periods ended December 31, 2019 and the audited consolidated financial statements and accompanying notes for the period from April 2, 2019 (date of incorporation) to March 31, 2020. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are reported in Canadian dollars, unless otherwise noted.

The Company’s fiscal year commences April 1st of each year and ends on March 31st of the following year. The Company’s current fiscal year, which ends on March 31, 2021, is referred to as the “current fiscal year”, “fiscal 2021”, or using similar words. The Company’s current three months ended December 31, 2020, is referred to as the “current fiscal quarter, “third quarter of fiscal 2021”, or using similar words.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning the Company’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking statements in this MD&A include statements related to, the business and future activities of the Company, and developments related to, the Company after the date of this MD&A, including but not limited to, the expectations for the effects of the Transaction, statements relating as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans, including new revenue streams, the completion of contemplated expansion by the Company, changes in laws or regulatory requirements, the market for the Company’s services, the impact of the COVID-19 pandemic, the business objectives of the Company and its research and development activities, the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, PTSD, addiction and other mental health conditions, the funds available to the Company and the use of such funds, the healthcare industry in Canada and the United States, the ability of the Company to operate the Toronto Clinic, New York Clinic, California Clinic, Chicago Clinic and additional clinics, the development, patentability and viability of FT Discovery molecule FT-104, the ability of the Company to prepare sufficient new drug application, as required, prior to initiating any additional clinical trials for FT-104, the ability of the Company to meet eligibility requirements for clinical testing and through to more complex clinical trials, the ability of the Company to obtain regulatory approvals prior to each clinical trial and the ability of the Company to generate patient member growth.

The forward-looking statements contained herein are based on certain key management expectations and assumptions, including with respect to expectations and assumptions concerning: (i) receipt of required shareholder and regulatory approvals in a timely manner or at all; (ii) receipt and/or maintenance of required licenses and third-party consents in a timely manner or at all; and (iii) the success of the operations of the Company.

Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which are expressed or implied by such forward-looking statements. These risks and uncertainties include those related to: the ability of the Company to secure additional financing for current and future operations and capital projects, as needed; forward-looking statements may prove to be inaccurate; future issuances or actual or potential sales of securities; negative operating cash flow and going concern; discretion over the use of proceeds; unpredictability and volatility of the listed securities of the Company; speculative nature of an investment in the securities of the Company; limited operating history as a public company; a significant number of common shares of the Company (the “Common Shares”) are owned by a limited number of existing shareholders; the expected future losses of the Company and profitability; significant risks inherent in the nature of the health clinic industry; risks associated with failure to achieve its publicly announced milestones according to schedule, or at all; risks related to potential Oregon operations; reliance on drug developers; reliance on contract manufacturers; violations of laws and regulations; reliance on the capabilities and experience of its key executives and scientists; the possible engagement in misconduct or other improper activities by employees; the expansion of the Company’s business through acquisitions or collaborations; risk of product liability claims; risks related to third-party licenses; changes in patent law; litigation regarding patents, patent applications, and other proprietary rights; reliance on third parties; no assurance of an active or liquid market; public markets and share prices; additional issuances and dilution; the ability of the Company to secure additional financing for current and future operations and capital projects, as needed, which may not be available on acceptable terms, or at all; the Company’s dependence on management and key personnel; general economic, market and business conditions, early-stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in the Company’s industry; negative results from clinical trials; foreign currency exchange rate fluctuations and its effects on the Company’s operations; the risks and costs associated with being a publicly traded company, the market demand for the Common Shares; the impact of the COVID-19 pandemic; non-compliance with laws; medical personnel operating out of the Company’s clinics; unfavourable publicity or consumer perception; patient acquisitions; drug development risks; substantial risks of regulatory or political change; the ability to obtain necessary government permits and licences; ketamine as a pharmaceutical; non-referral of patients; negative cash flow from operating activities; management of growth; intellectual property; litigation; insurance coverage; the Company being a holding company; the industry being difficult to forecast; conflicts of interest; enforcement of legal rights; emerging market risks; enforcement of legal rights in foreign jurisdictions; inadequate internal controls over financial reporting; agriculture risks; violations of laws and regulations related to drug development; reliance on third parties for drug development; ability to produce commercial grade pharmaceuticals; clinical testing; regulatory approval process; cyber-attacks; reliance upon insurers and governments; difficulty in enforcing judgments and effecting service of process on directors and officers; any other risks described in this MD&A and the documents filed by the Company with Canadian securities regulatory authorities; other factors beyond the Company’s control; and the risk factors described under the heading “Risks and Uncertainties” in this MD&A.

There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes.

The forward-looking information and statements contained in this MD&A represent the Company’s views as of the date of this MD&A and forward-looking information and statements contained in the documents incorporated by reference herein represent the Company’s views as of the date of such documents, unless otherwise indicated in such documents. The Company anticipates that subsequent events and developments may cause its views to change. However, while the Company may elect to update such forward-looking information and statements at a future time, it has no current intention of doing so except to the extent required by applicable law.

OVERVIEW

Corporate Structure

The Company was formed on September 30, 2008, pursuant to an amalgamation under the Business Corporations Act (Alberta) and adopted the name “Newton Energy Corporation”. On September 30, 2020, in connection with the Transaction (as defined below), the Company filed articles of amendment to: (i) consolidated its outstanding Common Shares on an eight (8) old for one (1) new basis; and (ii) change its name from Newton Energy Corporation to “Field Trip Health Ltd.”

On October 1, 2020: (i) the Company and Field Trip Psychedelics Inc. (“FTP”) completed a series of transactions resulting in a reorganization of FTP and the Company and pursuant to which the Company became the direct parent and sole shareholder of FTP; (ii) the Company changed its year end from December 31 to March 31; and (iii) the Company was continued under the Canada Business Corporations Act (the “Continuance”) by Certificate and Articles of Continuance ((i) – (iii) collectively referred to as the “Transaction”).

The Transaction constituted a Reverse Takeover of the Company by FTP under applicable securities laws.

The Common Shares were listed on the NEX board of the TSXV until September 30, 2020, when they were delisted from the TSXV in connection with the completion of the Transaction. The Common Shares commenced trading on the Canadian Securities Exchange (the “CSE”) on October 6, 2020, under the symbol “FTRP”.

The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON M5V 2C3.

The following table describes the subsidiaries of the Field Trip, their place of incorporation, continuance or formation, and the percentage of the outstanding voting securities of each subsidiary that are beneficially owned, controlled or directed by the Field Trip.

Business of the Company

Field Trip is a leader in the development and delivery of psychedelic therapies. We focus on blending operational execution with strategic investment across all aspects of the psychedelics value chain. With the business segments: (i) Field Trip Discovery (“FT Discovery”) leading the development of the next generation of psychedelic molecules and conducting advanced research on plant-based psychedelics; (ii) Field Trip Health clinics for psychedelic therapies opening across North America (the “Clinics”); and (iii) Field Trip Digital building the digital and technological tools to support psychedelic experiences and consciousness expansion, We help people, from those in treatment to those seeking accelerated personal growth, with a simple, evidence-based way to heal and heighten engagement with the world.

Advanced Research and Drug Development

Through FT Discovery, the Company performs research on botanical psychedelics and psychedelic-based molecules for future therapeutic application of select mental health indications. FT Discovery has two independent activities: (i) developing custom synthetic molecules targeting serotonin 5HT2A receptors, which are, in part, implicated in mood disorders; and (ii) conducting research and development related to the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi (the “Psilocybin Research”), in collaboration with the University of West Indies (“UWI”). Pursuant to a research agreement with UWI (the “UWI Agreement”), the Company has built a 2,072 sq. ft. custom-built research and cultivation facility on the UWI campus (the “Jamaica Facility”) to conduct the Psilocybin Research. Further, Field Trip anticipates that insights relating to the administration of psychedelics and psychedelic-assisted psychotherapy within the Clinics can be integrated in the Company’s approach to novel drug development.

Psilocybin, along with other synthetic and natural serotoninergic psychedelics, act to stimulate 5HT2A receptors in the brain resulting in a profound alteration of normal brain signaling and processing, creating what is generally referred to as a “psychedelic experience” or an “altered state of consciousness.” Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity of brain regions and brain networks. Often, this can allow patients new introspective insights about their past behavior, memories, actions, feelings and beliefs. Psychedelic drug administration combined with psychotherapy can lead to improvements in conditions relating to depression and addiction, which are often a result of dysfunctional brain processing. FT-104 is the first drug candidate in development by FT Discovery. FT-104 is a next generation, synthetic psychedelic molecule whose design is, in part, based on classical serotonin 2A psychedelics. Patents are pending on FT104’s structure, formulation and use in treating a variety of central nervous system disorders.

Field Trip Health Centres

Field Trip is focused on: (i) building out the clinical infrastructure needed to deliver psychedelic therapies at scale; and (ii) developing digital tools to enhance and optimize the therapeutic outcomes in our health centers and beyond.

We are seeking to create a global brand of trusted clinics for ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy, enabling patients to more effectively and affordably address depression, anxiety, addiction and other conditions. Ketamine was the first, and is currently the only, psychedelic administered to patients in conjunction with our custom developed psychotherapy protocol. Beyond its antidepressant effects, ketamine’s ability to promote neural plasticity makes it a powerful tool to pair with Field Trip’s comprehensive psychotherapy program to affect behavioral change. More specifically, Field Trip offers or plans to offer the following types of therapy:

•	Ketamine-enhanced psychotherapy (“KEP”) is a clinic-based treatment that combines the administration of ketamine dosing sessions with exploratory and integrative psychology to accelerate the process of discovery, understanding, catharsis and eventually healing. KEP sessions last longer than traditional therapy, are conducted with medical and psychological support and may include therapy-enhancing tools such as music.

•	Psychedelic-enhanced psychotherapy combines the use of psychedelic medicines with psychotherapy sessions and other enhancing therapies in a clinical setting. KEP is a type of psychedelic-enhanced psychotherapy, that uses ketamine as the psychedelic catalyst.

•	Psychedelic-integration psychotherapy consists of one or more psychotherapy sessions to support a patient’s understanding and processing of past psychedelic experiences through reflection and integration of those experiences. Psychedelic-integration psychotherapy can be combined with psychedelic-enhanced psychotherapy, including KEP, or may be employed on its own to integrate patient experience outside of a clinical setting.

While the use of ketamine in KEP is considered “off-label”, such use is legal under medical supervision. As such, ketamine is currently the only legal psychedelic medicine generally available to mental health providers in Canada and the United States. As additional psychedelic medicines become available for use in a therapeutic setting and novel psychedelic medicines become available, Field Trip intends to explore the use of other methods of psychedelic-enhanced psychotherapy.

Currently, Field Trip operates and owns a clinic in Toronto, Ontario, and operates clinics in New York, New York, Santa Monica, California and Chicago, Illinois through physician practices or professional medical corporations (“PCs”) which are owned solely by state-licensed physicians. The PCs’ results are consolidated with Field Trip (see Note 2 Basis of Presentation in our unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2020 and periods ended December 31, 2019 for a detailed discussion of the basis for consolidation). Field Trip has also leased a location in Amsterdam and is in the process of setting up operations (the “Amsterdam Clinic”).

Digital Tools: Trip and Portal

Field Trip Digital has developed Trip, a mobile application supporting consciousness expansion which is available to users in the Apple and Android app stores, and Portal, a digital health platform to support clients participating in psychedelic therapies at Field Trip Health centers. Our Trip app’s user base grew by 144% from the second fiscal quarter. Portal is a next generation telehealth platform that connects our patients and therapists with individualized patient journeys and content, along with tools such as mood monitoring, journaling, and activity tracking. The feature-sets of both platforms are expected to grow significantly in the coming fiscal year.

REGULATORY ENVIRONMENT

Clinical Operations

The Canadian and United States federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the “CDSA”) and the Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), respectively, which place controlled substances in a schedule. Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug as well as being listed under the associated Narcotic Control Regulations, and psilocybin is currently a Schedule I drug.

In the United States, facilities holding or administering controlled substances must be registered with the US Drug Enforcement Agency (“DEA”) to perform these activities. As such, medical professionals or the clinics in which they operate, as applicable, are also required to have a DEA license to obtain and administer ketamine (a “DEA License”). To the Company’s knowledge, the Clinics in the United States and the required medical professionals hold all required DEA Licenses. Furthermore, the Clinics have in place security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Staff at Clinics in the United States, including the medical doctors and/or the nurse practitioner(s), advanced practice registered nurse(s) or other medical professionals who report to them, hold the required DEA Licenses and the Company has put in place policies designed to adhere to DEA requirements.

Health Canada and the United States Food and Drug Administration (the “FDA”) have not approved psilocybin as a drug for any indication, however ketamine is a legally permissible medication for the treatment of certain psychological conditions. It is illegal to possess such substances without a prescription. On August 4, 2020, it was announced that a legal exemption from the CDSA was granted to four Canadians with incurable cancer, allowing them to receive psilocybin therapy to treat their anxiety as part of end-of-life care. Health Minister Patty Hajdu approved the request under Section 56(1) of the CDSA, which permits the Health Minister to exempt persons or controlled substances, if “the exemption is necessary for a medical or scientific purpose or is otherwise in the public interest”.

In both Canada and the United States, the applicable federal government is responsible for regulating, among other things, the approval, import, sale and marketing of drugs such as ketamine and other psychedelic substances, whether natural or novel. The Company does not directly engage in any activities that would trigger the need to comply with any federal laws related to ketamine and other psychedelic substances. See “Regulatory Environment – Research and Development Operations”.

Under the Company’s business model, there are no state-specific licenses required to (a) operate a mental health clinic prescribing and/or administering ketamine, (b) that apply to the storage and/or administration of ketamine, other than those which mirror the CDSA requirements, and (c) operate or provide management services to the Clinics, other than standard business licenses for out-of-state companies which Field Trip has obtained in connection with the setup of these locations.

Each province and territory of Canada and each state in the United States mandates the requirements for the Clinics and the conduct of medical professionals therein. While the treatments that occur at the Clinics are novel in some respects, the prescription of ketamine and the dispensing of ketamine are not novel and are subject to the same restrictions as would apply to any medical professional who prescribes other controlled substances to his or her patients. There are no special licenses, permits, authorizations or approvals required that are different from any other ordinary course approvals required by applicable governmental authorities for any medical clinic.

The Clinics may utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. The exact make-up of staff for each Clinic varies by location and additional professionals and/or administrative staff may also be employed.

The Ontario government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans, such as OHIP, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. The table below includes a summary of the laws applicable to the Company’s business that it operates in Ontario, Canada.

Although it is the Company’s intention to administer psilocybin-containing truffles as a food product in The Netherlands, the Company intends to employ medical professionals in its Amsterdam Centre. The table below includes a summary of the laws applicable to the Company’s business that it proposes to operate in Amsterdam.

In the United States, the laws applicable to the Clinics and the conduct of medical professionals therein are also at the state level and vary by jurisdiction. The table below includes a summary of the laws applicable to the Company’s business that it operates or is proposed to operate in the states of New York, California, Illinois, Georgia, and Texas.

As of the date hereof, each of the medical professionals working at the Clinics are in good standing with the applicable regulatory body that governs such medical professionals.

Province / State	Medical Professional	Governing Law	Regulatory Bodies
Ontario(1)	Medical Doctors	Regulated Health Professions Act, 1991 (Ontario) (“RPHA”), Medicine Act, 1991 (Ontario)	College of Physicians and Surgeons of Ontario (“CPSO”)
	Psychologists	RPHA, Psychology Act, 1991(Ontario)	College of Psychologists of Ontario (“CPO”)
	Nurses(3)	RPHA, Nursing Act, 1991(Ontario)	College of Nurses of Ontario (“CNO”)
	Psychotherapists	RPHA, Psychotherapy Act, 2007(Ontario)	College of Registered Psychotherapists of Ontario, CPSO, CPO, CNO, College of Occupational Therapists of Ontario, or Ontario College of Social Workers and Social Service Workers
	Respiratory therapist	Respiratory Therapy Act, 1991(Ontario)	College of Respiratory Therapists of Ontario
New York	Medical Doctors	State of New York are New York Education Law §§ 6500 –6516 and 6520 –6532 and 8 New York Codes, Rules and Regulations (“NYCRR”)	New York State Education Department, Office of the Professions, State Board for Medicine (“NY Medical Board”)
	Psychologists	New York Education Law (“NYEL”) §§ 7600 and 8 NY CRR §§ 72.1	New York State Education Department, Office of the Professions (“NYOP”), State Board for Psychology
	Psychotherapists	NYEL §§ 8400, 8 NY CRR § 52.35 and 8 NY CRR §§ 79.12.	NYOP, State Board for Mental Health Practitioners
	Nurses	NYEL §§ 6900 and additional regulations that apply only to nurses at NYCRR §§ 64.1.	NYOP, State Board for Nursing
California	Medical Doctors	Business and Professions Code, §2190.5 (“CA BPC”)	Medical Board of California (“CA Medical Board”)
	Psychologists	CA BPC	California Board of Psychology
	Psychotherapists	CA BPC	Board of Registered Nursing
	Nurses	CA BPC	Board of Registered Nursing
Illinois	Medical Doctors	Medical Practice Act (225 ILCS 60/2)	Illinois Department of Financial and Professional Regulation (“IDFPR”)
	Psychologists	Nurse Practice Act (225 ILCS 65/)	IDFPR
	Professional Counselors and Clinical Professional Counselors	Professional Counselor and Clinical Professional Counselor Licensing and Practice Act (225 ILCS 107/1)	IDFPR
	Nurses	Clinical Psychologist Licensing Act (225 ILCS 15/)	IDFPR
Georgia	Medical Doctors	Medical Practice Act, Official Code of Georgia (“OCGA”) §§43-34 and 34A	Georgia Composite Medical Board (“GA Medical Board”)
	Psychologists	OCGA Title 43, Chapter 39	Georgia State Board of Examiners of Psychologists
	Professional Counselors	OCGA Title 43, Chapters 7A and 10A	Georgia Composite Board of Professional Counselors, Social Workers and Marriage and Family Therapists
	Nurses	Nurse Practice Act, OCGA § 43-26	Georgia State Board of Nursing
Texas	Medical Doctors	Texas Occupations Code Chapter 155 and 22 TAC Chapter 163	Texas Medical Board
	Psychologists	Texas Occupations Code Chapter 501	Texas Behavioral Health Executive Council (“TBHEC”)
	Professional Counselor	Texas Occupations Code Chapter 503	TBHEC
	Nurses	Texas Occupations Code Chapter 301	Texas Board of Nursing

Netherlands(2)	Medical Doctors	Individual Healthcare Act (Wet op de Beroepen in de Individuele Gezondheidszor, “BIG”), and if other care is provided, the Healthcare Quality, Complaints and Disputes Act (Wet kwaliteit, klachten en geschillen zorg, “WKKGZ”)	Ministry of Health, Welfare and Sport (Ministerie van Volksgezondheid, Welzijn en Sport, “VWS”), the Inspectorate for Heath and Youth Care (Inspectie gezondheidszorg en jeugd (“IGJ”) and the Royal Dutch Medical Association (Koninklijke Nederlandsche Maatschappij tot bevordering der Geneeskunst)
	Health Psychologists	BIG, and if other care is provided, WKKGZ	VWS, IGJ and the Federation of Healthcare psychologists (Federatie van Gezondheidzorgpsychologen en Psychotherapeuten, “FGZPT”)
	Psychotherapists	BIG, and if other care is provided, WKKGZ	VWS, IGJ and FGZPT
	Certified Nurse Specialist	BIG, and if other care is provided, WKKGZ	VWS, Registration Commission for Nurse Specialists (Registratiecommissie Specialismen Verpleegkunde)

Notes:

(1)	Represents the regulatory oversight of professionals working in the Company’s Field Trip Health Centre in Toronto, Ontario, which may vary according to staffing from time to time.

(2)	Represents the regulatory oversight of professionals who may be engaged in the Company’s Field Trip Health Centre in Amsterdam, Netherlands, which may vary according to staffing from time to time.

(3)	In this table, the term “nurses” includes nurse practitioners, advanced practice nurses, registered nurse practitioners and other similar enhanced licenses for those in the nursing profession.

Some states have legislation or policies relating to the “Corporate Practice of Medicine” doctrine (“CPOM”) that govern business relationships between licensed medical professionals and unlicensed individuals or companies. The following states have CPOM legislation: New York, California, Illinois, and Texas. The State of Georgia does not have specific CPOM legislation, but case law may have established or invoked CPOM doctrine in that state. In order to comply with CPOM, Clinics in these states are owned solely by State-licensed physicians and are organized as physician practices. In such states, Field Trip USA will provide management services to the physician practices that own such clinics. The relationship between Field Trip USA and the physician practices that it manages are subject to various standards of CPOM and fee-splitting rules.

The Company’s business is also governed by laws in Canada, the United States and The Netherlands pertaining to handling, use and protection of personal health information, including the Personal Health Information Protection Act (Ontario), The Health Insurance Portability and Accountability Act of 1996, The Netherlands Personal Data Protection Act (Wet Bescherming persoonsgegevens) and similar provincial or state laws. These laws and related regulations grant a number of rights to individuals as to their personal health information and restrict the use and disclosure of such information. The Company has in place privacy practices designed to comply with these requirements and ensures that service providers having access to personal health information have entered into agreements that include appropriate protective clauses, including business associate agreements where applicable.

To the best of the Company’s knowledge, no medical professionals at the Clinics receive commissions, incentives or other fees, directly or indirectly.

The Dutch Opium Act (Opiumwet) (“Opium Act”) regulates and controls (the use of) various sorts of addictive drugs in The Netherlands, which substances are specified in two lists (List I and List II) accompanying the Opium Act (“Dutch Controlled Substances”), as well as preparations containing one or more of these Dutch Controlled Substances. The Dutch legislation stipulates that it is in principle not allowed to import or export the Dutch Controlled Substances included in the Opium Act Lists I and II, nor to grow, prepare, process, sell, deliver, supply, transport, have present, produce or promote these Dutch Controlled Substances in The Netherlands.

The Dutch Supreme Court (the highest court in The Netherlands) stated that, insofar as preparations of Dutch Controlled Substances are included in the Opium Act Lists I and II but the plants/fungi or part of the plants/fungi within which those substances occur naturally are not included, the prohibitions of the Opium Act do not relate to those unlisted plants (and parts thereof). The substance psilocybin qualifies as a Controlled Substance included in the Opium Act List I. Since 2008, all mushrooms from which it is known that they contain psilocybin are prohibited under the Opium Act List II. Although it is possible that they may be added in the future, truffles containing psilocybin are not currently included in the Opium Act List I or II. In fact, the Minister of Healthcare in 2012 confirmed that psilocybin-containing truffles are not illegal and that they can legally be sold, bought and used as a natural product in The Netherlands. Therefore, as of the date of this MD&A, truffles containing psilocybin do not qualify as a Controlled Substance restricted under the Opium Act. In light of the above and based on advice of counsel in The Netherlands, the Opium Act does not prohibit the presence and/or use of fresh, unprocessed truffles with psilocybin. The truffles with psilocybin may not be subject in any way or form to any further processing (that results in the truffles becoming a preparation prohibited under the Opium Act).

In The Netherlands, truffles containing psilocybin are not registered as a medicinal product under the Dutch Medicines Act and the Company will not present or advertise the truffles as medicinal product or otherwise as having therapeutic or preservative properties. Thus, the care provided by the Company in The Netherlands will not consider medical care under domestic laws. However, in keeping with the Company’s position that certain psychedelic medicines are an effective adjunct to therapy, the truffles for a natural health product component of protocols which include screening by a psychiatrist and therapy.

In the event that the Dutch authorities take the position that therapy with truffles qualifies as “other care” (alternative therapy) or “regular care”, or that truffles containing psilocybin qualify as medicinal product, the Company would then need to take steps to comply with local laws applicable to a healthcare provider. Should this event occur, the Company will evaluate its options in The Netherlands.

So long as the truffles do not qualify as medicinal product and the treatment with truffles is not publicly funded, it is likely that the Company would not fall within the scope of the collective labour agreement for the mental health care sector (collectieve arbeidsovereenkomst geestelijke gezondheidszorg, “CLA GGZ”) in The Netherlands.

On November 3, 2020, the State of Oregon, via Measure 109, became the first state to legalize psychedelic mushrooms for therapeutic use in supervised environments. Measure 109 is expected to allow people in the state who are age 21 or older to access psychedelic mushrooms for personal development upon passing a screening conducted by a qualified therapist. People who use the drug are expected to be able to do so at a psilocybin service centre, with the supervision of a designated service facilitator. Oregon expects to have a two-year planning period in which lawmakers will determine how the drug will be regulated, including qualifications for therapists intending to prescribe psychedelic mushrooms and for psilocybin facilitators. The program is expected to be regulated by the Oregon Health Authority. The Company cannot comment on the regulatory framework as it has not been created nor can the Company assess when or if the US federal government will permit such activities. The Company will assess its options in the State of Oregon when such regulations are established and may seek any required licenses or approvals at that time. See “Risks and Uncertainties”.

On November 4, 2020, the District of Columbia approved an initiative that aims to effectively decriminalize the use of several psychedelic substances. Initiative 81 makes non-commercial possession, distribution, purchase and cultivation of psychedelic and hallucinogenic plants and fungi a lowest law enforcement priority for the Metropolitan Police Department. Similar to state legalization efforts in Oregon, the Company cannot comment on the regulatory framework as it has not been created nor can the Company assess when or if the US federal government will permit such activities.

Natural Products Operations

Through consultation with local resources and personnel with relevant knowledge and experience, as necessary, in Jamaica, the Company is satisfied that all necessary licenses, permits and regulatory approvals have been obtained in order to carry on the business as currently conducted and that such licenses, permits and regulatory approvals that have been obtained are in good standing.

The Psilocybin Research is not in contravention of local laws in Jamaica and the Company has received a legal opinion from local counsel confirming the same with respect to the Psilocybin Research. Psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948 (the “Jamaica Drug Act”), therefore the Psilocybin Research is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica. In addition, the Minister of Health & Wellness of Jamaica has delivered a letter to the Company stating his support for the Company’s operations in Jamaica

As psilocybin is not included in the Jamaica Drug Act, it is not a controlled or restricted substance in Jamaica and therefore no other specific controls, permits, licenses or authorizations are required to conduct research on psilocybin. The Psilocybin Research conducted at the Jamaica Facility is governed by the Jamaica Ministry of Health (“JMH”), Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division, as would any other research conducted in a clinical setting. In addition to GLP and cGMP, research involving human subjects is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica, as outlined in the Food and Drugs Act, 1964.

The Company has received legal opinions or advice in each jurisdiction where it currently operates or proposes to operate (other than Oregon, where the applicable legislation has not yet been created), confirming the permissibility of the Company’s operations in such jurisdictions.

Research and Development Operations

As the Company’s business spans different operational models, the Company relies on a variety of researchers, medical professionals, suppliers, manufacturers and service providers for the conduct of its operations. The Company’s research and development activities rely on the following relationships with the following three third parties: (1) the UWI Agreement in respect of the Psilocybin Research; (2) engagement by the Company of a contract research organization (“CRO”) regarding FT-104 (the “CRO Engagement”) and (3) the service agreement with the Company’s contract manufacturing organization (“CMO”) in respect of FT-104 (the “CMO Agreement” and together with the CRO Engagement, the “FT-104 Agreements”).

UWI is a globally recognized academic institution. The UWI Agreement was negotiated at arm’s length, with legal counsel acting on behalf of the Company both in Canada and Jamaica, and includes appropriate intellectual property and confidentiality provisions. With respect to the FT-104 Agreements, Health Canada and the FDA have indicated that FT-104 is not a controlled substance and therefore does not require licenses, permits or specific approvals. Notwithstanding, the CMO is Health Canada approved, FDA registered and compliant with Good Manufacturing Practices (“cGMP”) (a standard applied in the pharmaceutical industry) in synthesis, process optimization and production of drug substances and has been successfully audited by Health Canada and the FDA.

The CRO is Good Laboratory Practices (“GLP”) compliant and holds all licenses required for its activities as they relate to the Company. Both the CMO and CRO have controlled substance licenses for other known controlled substances and are qualified for handling FT-104, which, for certainty, is not a controlled substance. In addition, the Company has entered into appropriately negotiated services agreements or statements of work with the CMO and CRO that contemplate appropriate intellectual property and confidentiality provisions. In order to develop regulated medicines, including FT-104, the Company’s process must be conducted in strict compliance with the regulations of Health Canada, the FDA and other applicable federal, state, local and regulatory agencies.

FT-104 is currently in a pre-clinical stage of development, in which the primary activities are: (1) optimization and standardization of Chemistry-Manufacturing and Controls (“CMC”), including additional chemical characterization, synthesis, process optimization, stability, and development of analytical methodology to ensure drug substance quality and (2) non-clinical (same as preclinical) activities (“NCA”) that measure performance (pharmacokinetics) and safety (toxicology; pharmacology) using a variety of in-vitro and in-vivo assays. These studies will help to define parameters that would allow the safe testing of the substance in human trials. CMC activities are carried out by the CMO. NCA activities are carried out by the CRO.

The CMO is reliant on suppliers for starting materials to produce FT-104. The Company, along with the CMO, only source starting materials from reputable and approved suppliers who hold the proper authorizations and approvals. Weekly or bi-weekly meetings occur to monitor the activities and advancements of CMO and CRO. It is expected that, at the appropriate time, a third-party regulatory group will be engaged to assist with the development of the regulatory strategy and the regulatory documentation that will be required for approval at each stage of the development.

Pharmaceutical Development and Approval Requirements – Canada

Before a prescription drug product candidate may be marketed in Canada, the process required generally involves:

•	Chemical and Biological Research - Laboratory tests are carried out on tissue cultures and with a variety of small animals to determine the effects of the drug. If the results are promising, the manufacturer will proceed to the next step of development.

•	Pre-Clinical Development – Animals are given the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.

•	Clinical Trials — Phase 1 - The first administration in humans is to test if people can tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Therapeutic Products Directorate of Health Canada (the “TPD”). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the “HPFB”) grants permission to start testing the drug, generally first on healthy volunteers.

•	Clinical Trials — Phase 2 - Phase 2 trials are carried out on people with the target condition, who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In Phase 2, the objectives of the trials are to continue to gather information on the safety of the drug and begin to determine its effectiveness.

•	Clinical Trials — Phase 3 - If the results from Phase 2 show promise, the manufacturer provides an updated clinical trial application to the TPD for Phase 3 trials. The objectives of Phase 3 include determining whether the drug can be shown to be effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible side effects.

•	New Drug Submission - If the results from Phase 3 continue to be favourable, the drug manufacturer can submit a new drug submission (“NDS”) to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.

•	Scheduling - FT-104 is a psychoactive substance with the potential for abuse. If FT-104 is approved as a drug, we will need to hold discussions with Health Canada to determine a risk management plan to protect FT-104 from potential diversion and misuse by patients, as well as to schedule its removal from Category III (no known medical utility) to another category based on data acquired during development and based on the drug’s adverse properties, if any, related to potential abuse and addiction.

Pharmaceutical Development and Approval Requirements – United States

Before a prescription drug product candidate may be marketed in the United States, the process required generally involves:

•	completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA’s Good Laboratory and Manufacturing Practice regulations;

•	submission to the FDA of an investigational new drug application, which must become effective before human clinical trials may begin;

•	for some products, performance of adequate and well-controlled human clinical trials in accordance with the FDA’s regulations, including good clinical practices, to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission to the FDA of a new drug application (“NDA”); and

•	scheduling in collaboration with the DEA based on the drugs adverse properties, if any, related to potential abuse and addiction.

•	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The operations of the Company, as currently conducted, do not require and are not dependent on, any licenses to conduct such operations.

COMPLIANCE PROGRAM

The Company oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Company’s senior executives and the employees responsible for overseeing compliance, the Company has local regulatory/compliance counsel engaged in every jurisdiction (provincial, state and local) in which it operates. The principal medical professional at each Clinic serves as the liaison to provincial, state and/or local governmental authorities. The Company has developed protocols for use in all of its Clinics with the goal of ensuring that each of the Clinics’ operations and employees strictly comply with applicable laws and regulations and that operations do not endanger the health, safety or welfare of the community. Additionally, the Company has established a team of advisors with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.

In conjunction with the Company’s human resources and operations departments, the Company oversees and implements training on the Company’s protocols. The Company will continue to work closely with external counsel and other compliance experts, and is evaluating the engagement of one or more independent third-party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which the Company operates. The programs currently in place include continued monitoring by executives of the Company to ensure that all operations conform to and comply with required laws, regulations and operating procedures. The Company further requires that each Clinic and all third parties in which it is engaged with report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them. The Company is currently in compliance with the laws and regulations in all jurisdictions and the related licencing framework applicable to its business activities. Additionally, the Company has established a Professional Company (a “PC”) Advisory Committee with a mandate to provide strategic advice with respect to the structure of clinics as PCs and the protocols for operations of the PCs.

The Company has developed and continues to refine a compliance program designed to ensure operational and regulatory requirements continue to be satisfied. Through its human resources and operations departments, the Company oversees and implements training for all employees with respect to the Company’s protocols.

The Company has received legal opinions or advice in each jurisdiction where it currently operates or proposes to operate (other than Oregon, where the applicable legislation has not yet been created), confirming the permissibility of the Company’s operations in such jurisdictions.

KEY HIGHLIGHTS AND RECENT DEVELOPMENTS

Third Fiscal Quarter

On October 1, 2020, Field Trip completed its previously announced going public transaction via a reverse takeover and began trading on the Canadian Securities Exchange (the “CSE”) under the stock symbol “FTRP”, as well as the OTCBB under the symbol FTRPF (see Reverse Takeover Transaction section of this MD&A for details).

On October 8, 2020, Field Trip added Andrew Weil, M.D., a pioneer in the field of integrative medicine, to its medical advisory board. Dr. Weil will provide Field Trip with medical advice and expertise on healing-oriented approaches to healthcare, as well as guidance on extending the influence and reach of psychedelic therapies. Dr. Weil is the founder and director of the Andrew Weil Center for Integrative Medicine at the University of Arizona, which is leading the effort to develop a comprehensive curriculum in integrative medicine.

On October 14, 2020, Field Trip entered into a strategic partnership with the Heroic Hearts Project (“HHP”), an international non-profit organization that connects military veterans struggling with mental trauma to psychedelic therapies, to increase access to, and awareness of, psychedelic therapies for veterans struggling from mental health disorders such as PTSD. Under the terms of the relationship, HHP will be conducting active outreach and education programs for military veterans about the therapeutic potential of ketamine-assisted psychotherapy.

On October 22, 2020, Field Trip completed construction at its Chicago location, its third in the United States, and began providing therapies to people in December.

On November 27, 2020, Field Trip announced entry into a lease to establish a Field Trip Health location in Amsterdam, The Netherlands. The Amsterdam location is Field Trip’s first clinic in Europe is slated to be the first Field Trip Health location that treats people with programs using truffles containing psilocybin.

During the month of December 2020, Field Trip successfully supported an application by a Canadian military veteran for reimbursement for Field Trip’s “Core+” program from the Medavie Blue Cross/Veterans Affairs Canada insurance program. This marks a significant milestone for military veterans wishing to explore psychedelic therapies to help treat the post-traumatic stress and other mental health challenges experienced by military veterans, as insurance coverage will make Field Trip’s treatment programs more affordable and accessible.

On December 9, 2020, Field Trip entered into an agreement with Stifel GMP, as lead underwriter and sole bookrunner with Canaccord Genuity Corp., Bloom Burton Securities Inc. and Eight Capital forming the syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a “bought deal” basis 3,333,333 units (the “Units”) of the Company at a price of $4.50 per Unit (the “Issue Price”), for aggregate gross proceeds of $14,999,999 (the “BD Offering”). Each Unit is comprised of one Common Share and one-half of one warrant (“Listed Warrant”). Each Listed Warrant is exercisable to acquire one Common Share until July 5, 2022 at an exercise price of $5.60 per Common Share, subject to customary adjustments. In the event that the volume weighted average trading price of the Common Shares for ten (10) consecutive trading days exceeds $9.00, the Company shall have the right to accelerate the expiry date of the Listed Warrants upon not less than fifteen (15) trading days’ notice.

The Company granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part at any time on or up to 30 days after the closing of the Offering, to purchase, up to an additional number of Units equal to 15% of the number of Units sold pursuant to the BD Offering at the Issue Price.

Subsequent Developments

On January 5, 2021, the Company closed the BD Offering and issued 4,448,200 Units (including the full exercise of the Over-Allotment Option) for gross proceeds of $20,016,900 (see Subsequent Events section of this MD&A for details).

On January 7, 2021, the Company announced, subject to completion of a final site inspection, that its Toronto clinic has been selected as a trial location for a MAPS-sponsored study on the safety, feasibility and preliminary outcomes of MDMA-assisted therapy to treat eating disorders (the “Eating Disorder Study”), including Anorexia Nervosa. Field Trip will be hosting MAPS-trained therapists who will be providing MDMA-assisted therapy to an initial cohort of individuals suffering from Anorexia Nervosa, and collecting safety, feasibility and preliminary outcome data. Field Trip also announced that it is becoming a financial supporter of MAPS, committing to making an annual contribution of $50,000, which will be matched by a collective contribution from the founders of Field Trip on a dollar-for-dollar basis. Site selection is conducted independently by MAPS Public Benefit Corporation and is unaffected by charitable contributions to MAPS.

On January 26, 2021, Field Trip announced the opening of a location in Atlanta, GA. The opening of the Atlanta clinic represents Field Trip’s 5th operating location and the first in 2021.

On January 28, 2021, the Company announced that its common shares were approved for trading on the OTCQX® Best Market (“OTCQX”) retaining its current symbol FTRPF. Field Trip’s shares and warrants continue to trade on the Canadian Securities Exchange under the tickers FTRP and FTRP.WT, respectively.

On February 9, 2021, Field Trip announced the official opening of the Field Trip Natural Products Limited Research and Development Laboratory for Psychedelic Fungi in Mona, Jamaica (the “Jamaica Facility”). The Jamaica Facility, which is opening as part of Field Trip’s previously announced strategic partnership with the University of West Indies, is the world’s first legal research and cultivation facility dedicated exclusively to psilocybin-producing mushrooms and other plant-based psychedelics. The work at the new facility will leverage the research and development efforts that have been conducted by Field Trip at a temporary facility at UWI since January 2020, and will be broad-ranging, from genetics, breeding and cultivation work on many of the 180+ plus recorded species of psilocybin-producing mushrooms, to developing analytical methods for quality control, identification of novel molecules, as well as extractions and formulations for drug development purposes.

NON-REVENUE GENERATING PROJECTS

Field Trip currently has four significant projects, which have not yet generated any revenue or significant revenues:

a.	FT-104 drug development;

b.	psilocybin-producing fungi research and cultivation at its Jamaica Facility;

c.	the opening of clinics in Amsterdam, Houston and San Diego and explorations into Oregon; and

d.	the development of its digital tools, being the “Trip” app and “Portal”.

FT-104

FT-104 is concurrently undergoing optimization of the chemical synthesis to maximize yields and purity of the drug substance, in addition to performing scale up of synthetic methods and development of analytical methods. As the drug substance methods are finalized, a GMP methodology for manufacture will be implemented with the creation of formal manufacturing processes within a cGMP framework. Drug product formulation will begin in calendar Q1 2021 to develop dosage forms for administration of FT-104.

CMC (chemistry manufacturing and controls) of the drug substance and the drug product, as well as all pre-clinical studies are expected to be completed by September 2021. A global CRO with a specialty in Central Nervous System diseases has been identified who has the capabilities to perform all preclinical and clinical Phase 1 studies. We anticipate that FT-104 will enter into Phase 1 clinical trials before the end of the calendar year 2021. The Phase 1 clinical design is anticipated to be performed with healthy male volunteers having prior experience with psychoactive substances. The Phase 1 studies will assess pharmacokinetic parameters and safety in a dose escalation design with analysis of subjective experience of the intensity of the psychedelic experience using standardized questionnaires. The Phase 1 studies will also determine a safe range of doses with FT-104 that can be carried into the second phase of the development. We expect to spend $2,025,000 to complete Phase 1 studies by calendar Q1 2022 (see Milestones and Available Funds). We cannot at this time estimate the cost of bringing FT-104 to market as much of the associated costs depend on the outcomes of the Phase 1 and Phase 2 clinical trials.

Preliminary results of our FT-104 molecule experiments demonstrate that: (i) FT-104 is a near equipotent 5HT2A receptor agonist to psilocybin that can be delivered with high bioavailability; and (ii) FT-104 will likely produce a reliably short-duration of psychedelic experience in the range of two to four hours, which is approximately half the duration of psilocybin.

Psilocybin Research

We are cultivating psilocybin-producing fungi and truffles at our temporary facility at UWI (the “Jamaica Facility”) which became fully operational in February 2021. We are investigating the cultivation of a variety of psilocybe mushroom varieties that may be used in psychedelic therapy, including the cultivation of species that have not yet been domesticated. The goal of such operations is to develop analytical techniques to characterize active drug substances (tryptamine alkaloids) contained within the mushroom species, mycelia and truffle formations, as a function of cultivating methods. In addition, we will develop optimized techniques for production of mushrooms to give reproducible yields and quality, as well as the methods needed for safe storage and packaging. We will also develop safety analysis methods that would be required before eventual use or consumption in therapy. We expect to spend $1,320,000 over the next 12 months on ongoing psilocybin research (see Milestones and Available Funds). We intend to continue our psilocybin research thereafter in order to further our intellectual property portfolio through the development of optimized cultivation methods, extraction techniques and pursuit of novel molecule discovery.

Clinical Operations

In October 2020, Field Trip completed construction at its Chicago location and became operational in December. In January 2021, Field Trip opened the doors to the Atlanta clinic. During the third fiscal quarter, we began clinic construction in Amsterdam, Houston and signed a letter of intent to open a clinic in San Diego. The chart below sets out the status and target opening date of each location:

Location	Size (Sq Ft)	Status	Target Opening Date
Amsterdam	7,158	Construction in progress	April, 2021
Houston	4,600	Construction in progress	April, 2021
San Diego	3,868	Letter of Intent Executed	To be determined

Subsequent to quarter end, Field Trip signed a lease for its San Diego clinic (see Subsequent Events section of this MD&A).

The Company expects to spend $1,300,000 to open these clinics. Furthermore, the Corporation expects to open an additional 12 clinics by March 2022 and has allocated $4,100,000 to achieve this objective. See Milestones and Available Funds for additional details.

Digital Tools: Trip and Portal

In October 2020, we launched our proprietary digital portal, along with an updated version of our Trip mobile software application. Our “Trip” app’s user base grew by 144% increase from the second fiscal quarter. We anticipate a “Trip” premium version will be released in the second half of calendar 2021, along with further enhancements to the digital portal at a cost of $186,000.

Effects of COVID-19 Pandemic on Operations

During the third fiscal quarter, Field Trip was not significantly affected by the COVID-19 pandemic. California’s regional coronavirus stay-at-home order for the months of December 2020 and January 2021 temporarily impacted the patient flow at our Santa Monica clinic, which remained open during the seven weeks the order was in effect. We expect patient growth to accelerate in Santa Monica over the next two quarters as COVID-19 restrictions continue to abate. During the initial outbreak of the pandemic, the Toronto clinic was temporarily closed from March to May 2020; however, however, since reopening, the number of completed patient sessions in Toronto continues to be in line with management’s expectations. Since June 2020, the Clinics have not been subject to any “lock-down” restrictions as they are medical clinics and deemed an “essential service”. The COVID-19 pandemic has resulted in an estimated three-fold increase in the incidence of depression the US1. We anticipate that we will see an increase in long-term demand for our depression related psychedelic therapies as case counts start to diminish in the future. We anticipate that the long-term goals of the Company will require additional capital contributions via debt or equity financings. In the event that the impact of COVID-19 worsens and negatively affects capital markets generally, there is a risk that the Company may not be able to secure funding for these long-term objectives.

MILESTONES AND AVAILABLE FUNDS

The final short form prospectus of the Company dated December 29, 2020 (the “SF Prospectus”), which is available on SEDAR at www.sedar.com, identified certain business milestones of the Company, which are re-produced below. As of the date hereof, the Company has provided the status of these milestones, the actual or revised estimated costs and the revised date of expected completion thereof, if applicable. The following are “forward-looking statements” and as such, there is no guarantee that such milestones will be achieved on the timelines indicated or at all. Forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions. See “Forward-Looking Statements”.

1Ettman CK, Abdalla SM, Cohen GH, Sampson L, Vivier PM, Galea S. Prevalence of Depression Symptoms in US Adults Before and During the COVID-19 Pandemic. JAMA Network Open. 2020;3(9):e2019686. doi:10.1001/jamanetworkopen.2020.19686

Objective	Milestone Description	SF Prospectus Estimated Cost	Actual/Revised Estimated Cost	Actual/Estimated Timeframe for Completion (based on calendar year)	Status
FT-104 Development Patenting and Phase 1 completed	US utility and PCT patent filings	$100,000	$100,000	Q2 2021	In Progress
	CMC development and pre-clinical studies completed	$2,440,000	$2,440,000	Q2 2021	In Progress
	Phase 1 studies completed	$2,025,000	$2,025,000	Q1 2022	Not Started Yet
Jamaica Facility	New research facility renovations completed	$400,000	$400,000	Q4 2020	Complete
30 Operational Clinics(1)	New York City clinic operational	$160,000	$160,000	Q2 2020	Complete
	Santa Monica clinic operational	$318,000	$318,000	Q2 2020	Complete
	Chicago Clinic operational	$250,000	$250,000	Q4 2020	Complete
	10th clinic operational (i.e. 6 additional clinics)	$1,500,000	$1,500,000	Q2 2021	In Progress
	15th clinic operational	$1,250,000	$1,250,000	Q3 2021	Not Started Yet
	20th operational clinic	$1,250,000	$2,000,000	Q4 2021	Not Started Yet
	30th operational clinic	$2,500,000	$4,000,000	Q2 2022	Not Started Yet
Issuer Technology Platforms	Trip App available in app store	$220,000	$220,000	Q2 2020	Beta version launched. Premium version launch Q4 2021.
	Patient Portal launched	$220,000	$220,000	Q4 2020	First version launched. Further enchancements to launch Q4 2021.
TOTAL:		$12,633,000	$14,883,000

Total Funds Available

As of the closing of the BD Offering (See “Subsequent Events”), the Company had $29,870,970 in funds available. The table below describes sets out the anticipated use of the available funds and any variances to such uses from what was described in the SF Prospectus. The use of proceeds represents the anticipated costs for next 12 months from January 1, 2021 to December 31, 2021 and assumes that no additional funds will be raised by the Company.

The current use of funds represents the sum total of the unspent amount and additional use of funds. The Company notes the below variances do not have a material impact on the Company’s ability to achieve its business objectives and milestones.

Use of Available Funds	SF Prospectus Previous Use of Proceeds (December 1, 2020 to November 30, 2021)	Amounts Spent in December, 2020	Additional Amounts Allocated in December 2020	Current Use of Funds (January 1 to December 31, 2021)
FT-104 Drug Development
US utility and PCT patent filings	$77,000	Nil.	Nil.	$77,000
CMC development and pre- clinical studies	$2,440,000	$497,196	Nil.	$1,942,804
Phase 1 studies	$2,025,000	Nil.	Nil.	$2,025,000
Psilocybin Fungi Research and Cultivation (Jamaica Facility)
Facility renovations	Nil.	Nil.	Nil.	Nil.
Research and development	$910,000	$138,000	$548,000	$1,320,000
Clinic Expansion
New York and Santa Monica Clinics	Nil.	Nil.	Nil.	Nil.
5 additional clinics (Chicago, Amsterdam, Houston, Atlanta, San Diego)	$1,105,263	Nil.	$164,737	$1,270,000
12 additional clinics fiscal 2022	$3,000,000	Nil.	$1,100,000	$4,100,000
Other
Technology platforms (Trip App and Patient Portal)	$186,000	$35,000	Nil.	$151,000
Transaction costs (legal fees, audit fees, and other expenses)	$450,000	$483,000	Nil.	Nil.
Total use of funds	$10,193,263	$1,153,196	$1,812,737	$10,885,804
Unallocated working capital	$19,677,707			$18,985,166
TOTAL:	$29,870,970			$29,870,970

With respect to FT-104 drug development, we initially planned to commence pre-clinical studies in calendar Q4 2020. We have secured proposals for the pre-clinical studies commencing in calendar Q1 2021. As a result, we have shifted forward our use of proceeds, resulting in current use of proceeds of $1,942,804 after CMC development spend of $497,196 in December 2020.

With respect to the Jamaica Facility, additional funds of $548,000 are required for the period January 1 to December 31, 2021. This is due to underspend prior to December 2020, as the official grand opening of the clinic was delayed to February 10th, 2021, as well as additional funds allocated to the Natural Products division from Corporate, as Dr. Nathan Bryson has assumed a more active role in the Psylocibin Fungi research.

With respect to Clinic Expansion, we have allocated an additional $1,264,737 in costs for leasehold improvements in each new clinic, based on revised assumptions relating to our most recent lease negotiations, design plans, and actual costs incurred with the opening of our clinics to date.

The Company has negative cash flow from operating activities and has historically incurred net losses. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. See “Risks and Uncertainties”.

The expected use of funds represents the Company’s current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. The amounts and timing of the actual use of the net proceeds will depend on multiple factors and there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives. The Company may also require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives, and the Company expects to either issue additional securities or incur debt to do so. As a result, management will retain broad discretion in the application of the available funds, and shareholders will be relying on management’s judgment regarding such application.

See “Results of Operations” section for a discussion of occupancy costs, marketing expenditures and general and administrative expenses.

The material factors or assumptions used to develop the estimated costs disclosed above are included in the “Forward-Looking Statements” section above. The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those listed under “Risks and Uncertainties” or unforeseen events.

SELECTED CONSOLIDATED FINANCIAL DATA

(unaudited)	3 months ended December 30, 2020	3 months ended December 30, 2019	9 months ended December 30, 2020	Period from April 2, 2019 (Date of Incorporation) to December 30, 2019
	$	$	$	$
Revenue	316,329	-	434,460	-
Operating Expenses
General and administration	2,989,160	683,604	6,525,224	1,247,935
Occupancy costs	288,452	149,380	464,112	222,852
Sales and marketing	534,848	96,391	955,155	139,973
Research and development	1,064,744	81,113	2,545,735	81,113
Depreciation and amortization	375,745	19,239	855,083	19,272
Patient services	668,911	-	958,000	-
	5,921,860	1,029,727	12,303,309	1,711,145
Other Income (Expenses)
Finance expense	(84,688)	(3,547)	(178,045)	(3,547)
Other expense	(454,341)	(22,392)	(989,014)	(22,392)
Listing expense	(2,131,109)	-	(2,131,109)	-
Net Loss	(8,275,669)	(1,055,666)	(15,167,017)	(1,737,084)

Net Loss per Share - Basic and Diluted	(0.22)	(0.10)	(0.52)	(0.22)

Cash (including Restricted Cash)	9,979,319	1,057,334
Other Receivables	585,236	7,297
Total Assets	20,066,620	1,175,561
Total Non-Current Financial Liabilities	5,541,331	-
Distributions	-	13,596

REVERSE TAKEOVER TRANSACTION

On October 1, 2020, FTP completed its previously announced going public transaction (the “Transaction”) pursuant to the terms of an agreement entered into on August 21, 2020 between FTP, Newton and Newton Subco. On September 30, 2020, immediately prior to the closing of the Transaction, Newton filed articles of amendment to: (i) consolidate its outstanding common shares on an eight (8) old for one (1) new basis; and (ii) change its name from Newton Energy Corporation to “Field Trip Health Ltd.”.

The Transaction constituted a Reverse Takeover by way of a three-cornered amalgamation under applicable securities law, with FTP as the reverse takeover acquirer and Newton as the reverse takeover acquiree. Pursuant to the terms of the agreement, Newton acquired all the issued and outstanding common shares of FTP. Holders of FTP common shares received one post-consolidation common share of Newton in exchange for each FTP share held. Newton became the direct parent and sole shareholder of FTP, changed its year end from December 31 to March 31 and continued under the Canada Business Corporations Act (“CBCA”) by Certificate and Articles of Continuance.

In connection with the completion of the Transaction, Newton common shares listed on the NEX board of the TSXV were delisted on September 30, 2020. Field Trip Health Ltd. shares commenced trading on the Canadian Stock Exchange (“CSE”) on October 6, 2020, under the stock symbol FTRP.

The Transaction does not constitute a business combination as Newton does not meet the definition of a business under IFRS 3 – Business Combinations. Immediately after the Transaction, shareholders of FTP owned 100% of the voting rights of Newton. As a result, the Transaction has been accounted for as a capital transaction with FTP being identified as the accounting acquirer and the equity consideration being measured at fair value, using the acquisition method of accounting. The Transaction has been accounted for in the consolidated financial statements as a continuation of the financial statements of FTP.

Purchase price consideration

FTP is deemed to have acquired the former Newton as part of the Transaction. The Transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair value at the acquisition date. The acquisition did not meet the criteria for a business combination and is therefore treated as a recapitalization under the scope of IFRS 2 – Share Based Payments. The consideration consisted entirely of shares of Field Trip Health Ltd. which were measured at the estimated fair value on the date of acquisition. The fair value of the Common Shares issued to the former Newton shareholders was determined to be $1,590,212 based on the fair value of the shares issued (795,106 shares at $2.00 per share). The fair value of the Newton Options was determined to be $74,212 using a Black Scholes model based on the following assumptions: Stock price volatility - 70%; Risk-free interest rate – 0.29 - 0.33%; Stock price at October 1, 2020 - $2.00 and an expected life of 2.52 – 3.86 years. In connection with the acquisition of Newton, the Company incurred acquisition costs of $573,435.

Consideration: Newton Commons Shares	1,590,212
Consideration: Newton Options	74,982
Total consideration	1,665,194
Transaction costs paid	573,435
2,238,629
Identifiable assets acquired: MJO Cash	107,520
Listing Expense	2,131,109

RESULTS OF OPERATIONS

For the Third Quarter of Fiscal 2021

Overview

Since inception, we have incurred losses while opening our clinics in North America and Europe, advancing the research and development of our products and developing digital tools such as Trip App and our patient portal to complement in-clinic therapies.

For our third fiscal quarter ended December 31, 2020, we earned patient services revenues of $316,329 from our Toronto, New York and Santa Monica clinics, a 235% increase over our second fiscal quarter patient services revenues of $94,532. Net loss for our third fiscal quarter of $8,275,669 was primarily due to general and administration expenses of $2,989,160, listing expenses of $2,131,109 relating to the Transaction, research and development expenses of $1,064,744, patient services expenses of $668,911, sales & marketing expenses of $534,848, depreciation and amortization of $375,745, occupancy costs of $288,452 and realized foreign exchange loss of $454,475. Net loss for our prior year’s third fiscal quarter of 2020 of $1,055,666 was primarily due to general and administration expenses of $683,604, occupancy costs of $149,380, sales and marketing expenses of $96,391 and research and development costs of $81,113.

For the nine months ended December 31, 2020, we earned patient services revenues of $434,220 from our Toronto, New York and Santa Monica clinics, despite a temporary closure in Toronto from March to May and New York and Santa Monica contributing revenues only beginning in August and September 2020 respectively. We expect to scale our revenue as the number of patients treated at our locations increases, with the addition of our Chicago location, which just began treating patients in late December, and the opening of our Atlanta location in January 2021. We will continue our rollout of clinics across North America and Europe, with target openings in Amsterdam and Houston in April 2021.

Net loss of $15,167,017 was primarily due to general and administration expenses of $6,525,224, research and development expenses of $2,545,735, listing expenses of $2,131,109 relating to the Transaction, foreign exchange loss of $1,045, 486, patient services expenses of $958,000, sales & marketing expenses of $955,155, depreciation and amortization of $855,083 and occupancy costs of $464,112. Net loss for the period ended December 31, 2019 of $1,737,084 was primarily due to general and administration expenses of $1,247,935, occupancy costs of $222,852, sales and marketing expenses of $139,973 and research and development costs of $81,113.

General and Administration

Components of general and administrative expenses for the three and nine months ended December 31, 2020 and periods ending December 31, 2019 were as follows:

	3 months ended December 31, 2020	3 months ended December 31, 2019	9 months ended December 31, 2020	Period from April 2, 2019 (Date of Incorporation) to December 31, 2019
	$	$	$	$
Personnel costs	1,157,124	240,286	2,864,298	319,052
External services	1,105,343	220,865	2,209,469	512,532
Share-based payments (Note 15)	232,957	88,390	684,002	219,873
Travel and entertainment	103,855	108,182	152,508	162,765
IT and technology	321,198	13,701	503,878	14,496
Office and general	68,683	12,180	111,069	19,217
Total general and administration	2,989,160	683,604	6,525,224	1,247,935

For our third fiscal quarter ended December 31, 2020, general and administrative expenses totaled $2,989,160, an increase of $2,305,556 compared to general and administrative expenses of $683,604 for the comparative quarter ended December 31, 2019. This increase was primarily due to operations and medical office administration (“MOA”) personnel costs of $916,838 relating to the opening of the Toronto, New York and Santa Monica clinics, external services of $884,478 primarily relating to investor relations, professional fees and consulting fees, IT and technology costs of $307,497 and share-based payments of $144,567.

For the nine-month period ended December 31, 2020, general and administrative expenses totaled $6,525,224, an increase of $$5,277,289 compared to general and administrative expenses of $1,247,935 for the comparative period ended December 31, 2019. This increase was primarily due to operations and MOA personnel costs of $2,545,246 relating to the opening of the Toronto, New York and Santa Monica clinics external services relating of $1,696,973 primarily relating to investor relations, professional fees and consulting fees, IT and technology costs of $489,382 and share-based payments of $464,129.

Occupancy costs

Components of occupancy costs for the three and nine months ended December 31, 2020 and periods ended December 31, 2019 were as follows:

	3 months ended December 31, 2020	3 months ended December 31, 2019	9 months ended December 31, 2020	Period from April 2, 2019 (Date of Incorporation) to December 31, 2019
	$	$	$	$
Operating rent expense	150,826	102,205	161.196	162,036
Taxes, maintenance, insurance	11,196	28,675	28,797	38,926
Minor furniture and fixtures	89,572	-	193,996	-
Utilities and services	36,858	18,500	80,123	21,890
Total occupancy costs	288,452	149,380	464,112	222,852

Occupancy costs relate to our Toronto headquarters, Toronto, New York, Santa Monica and Chicago clinics. As we continue our rollout of clinics across North America and Europe, we anticipate we will open up to 6 additional clinics by the end of March 2021.

For our third fiscal quarter ended December 31, 2020, occupancy costs totaled $288,452, an increase of $139,072 compared to occupancy costs of $149,380 for the comparative quarter ended December 31, 2019. This increase was primarily due to the purchase of minor furniture and fixtures of $89,572 and increased operating rent expense of $48,621 related to the Company’s Toronto headquarters, the Toronto, New York, Santa Monica and Chicago clinics. Occupancy costs for the quarter ended December 31, 2019 related to the Toronto headquarters lease only, as the company was in pre-operational, startup phase.

For the nine-month period ended December 31, 2020, occupancy costs totaled $464,112, an increase of $241,260 compared to occupancy costs of $222,852 for the comparative period ended December 31, 2020. This increase was primarily due to the purchase of minor furniture and fixtures of $193,996 and increased utilities and services expenses of $58,233 related to the Company’s Toronto headquarters, the Toronto, New York, Chicago and Santa Monica clinics. Occupancy costs for the comparative period ended December 31, 2019 related to the Toronto headquarters lease only.

Sales and Marketing

Components of sales and marketing for the three and nine months ended December 31, 2020 and periods ended December 31, 2019 were as follows:

	3 months ended December 31, 2020	3 months ended December 31, 2019	9 months ended December 31, 2020	Period from April 2, 2019 (Date of Incorporation) to December 31, 2019
	$	$	$	$
Brand and public relations	185,968	90,835	386,688	127,617
Conference fees	14,007	5,556	46,058	12,356
Personnel costs	140,964	-	226,128	-
External marketing services	193,909	-	296,281	-
Total sales and marketing	534,848	96,391	955,155	139,973

For our third fiscal quarter ended December 31, 2020, sales and marketing expenses totaled $534,848, an increase of $438,457 compared to sales and marketing expenses of $96,391 for the comparative quarter ended December 31, 2019. This increase was primarily due to external marketing services of $193,909, personnel costs of $140,964 and brand and public relations costs of $95,133. During the quarter, the

Company continued to build out organic and paid digital acquisition channels across all Clinics, resulting in consistent growth in client enquiries week over week.

For the nine-months ended December 31, 2020, sales and marketing expenses totaled $955,155, an increase of $815,182 compared to sales and marketing expenses of $139,973 for the comparative period ended December 31, 2019. This increase was primarily due to external marketing services of $296,281, brand and public relations costs of $259,071, personnel costs of $226,128 and conference fees of $33,702.

Research and Development

Components of research and development for the three and nine months ended December 31, 2020 and periods ended December 31, 2019 were as follows:

	3 months ended December 31, 2020	3 months ended December 31, 2019	9 months ended December 31, 2020	Period from April 2, 2019 (Date of Incorporation) to December 31, 2019
	$	$	$	$
External services	655,420	-	1,715,064	-
Personnel costs	287,073	79,749	581,859	79,749
Supplies and services	122.251	1,364	248,812	1,364
Total research and development	1,064,744	81,113	2,545,735	81,113

External services fees relate primarily to fees paid to third parties to (i) further FT-104 development; and ii) manage the construction and project management of the Jamaica Facility, oversee the operations of the Jamaica Facility, provide legal advice and manage government relations. Construction of the Jamaica Facility was completed in October 2020 and the lab officially opened in February 2021. External services fees also include non-cash share-based payments relating to the Jamaica Facility shares (see Note 15 Share-Based Payments in the condensed interim consolidated financial statements for the three and nine months ended December 31, 2020).

For our third fiscal quarter ended December 31, 2020, research and development expenses totaled $1,064,744, an increase of $983,631 compared to research and development expenses of $81,113 for the comparative quarter ended December 31, 2019. This increase was primarily due to external services of $178,549 paid to a third-party CMO and CRO to further FT-104 development, share-based payment of $476,831 relating to the Jamaica Facility shares, personnel costs of $207,324 and supplies and services of $120,887 for the Jamaica Facility. FT-104 is concurrently undergoing optimization of the chemical synthesis to maximize yields and purity of the drug substance, in addition to performing scale up of synthetic methods and development of analytical methods. See Non-Revenue Generating Projects for a discussion of FT-104 milestones and anticipated costs.

For the nine-months ended December 31, 2020, research and development expenses totaled $2,545,735 an increase of $2,464,522 compared to research and development expenses of $81,113 for the comparative period ended December 31, 2019. This increase was primarily due to external services of $286,195, share-based payment of $1,428,831 relating to the Jamaica Facility shares, personnel costs of $502,110 and supplies and services of $247,448

Depreciation and Amortization

Components of depreciation and amortization for the three and nine months ended December 31, 2020 and periods ended December 31, 2019 were as follows:

	3 months ended December 31, 2020	3 months ended December 31, 2019	9 months ended December 31, 2020	Period from April 2, 2019 (Date of Incorporation to December 31, 2019
	$	$	$	$
Depreciation and Amortization - Leasehold Improvement	45,616	-	99.151	-
Depreciation and Amortization - Furniture & Fixtures	11,036	-	19,614	-
Depreciation and Amortization - Computer Equipment & Software	17,407	541	39,291	574
Depreciation and Amortization - Medical Lab and Equipment	9,888	-	10,858	-
Total depreciation and amortization	83,947	541	168,912	574

Depreciation and amortization – Leasehold Improvements for the three and nine months ended December 30, 2020 related to leasehold improvements for the Toronto, New York and Santa Monica clinics as well as the buildout of the Jamaica Facility. Depreciation and amortization – Medical Lab and Equipment for the same periods related to the buildout of the Jamaica Facility.

Patient Services Expense

Components of patient services expenses for the three and nine months ended December 31, 2020 and periods ended December 31, 2019 were as follows:

	3 months ended December 30, 2020	3 months ended December 30, 2019	9 months ended December 30, 2020	Period from April 2, 2019 (Date of Incorporation) to December 30, 2019
	$	$	$	$
Personnel costs	645,091	-	898,214	-
Supplies and services	20,334	-	54,648	-
Payment provider fees	3,486	-	5,138	-
Total patient services expense	668,911	-	958,000	-

Patient services expense is comprised of direct costs incurred by the clinics to generate patient services revenue at the Toronto, New York, Santa Monica and Chicago clinics. Field Trip opened its first clinic in Toronto in March 2020.

Finance Expense

Components of finance expense for the three and nine months ended December 31, 2020 and periods ended December 31, 2019 were as follows:

	3 months ended December 30, 2020	3 months ended December 30, 2019	9 months ended December 30, 2020	Period from April 2, 2019 (Date of Incorporation) to December 30, 2019
	$	$	$	$
Interest expense on leases	(91,357)	(3,557)	(189,419)	(3,557)
Interest income on shareholders’ loan	634	-	1,883	-
Interest income on refundable lease deposit	2,805	-	6,367	-
Interest expense on loan	(815)	-	(948)	-
Interest income on bank balances	4,045	10	4,072	10
Total finance expense	(84,688)	(3,547)	(178,045)	(3,547)

Other Income (Expense)

Components of other income (expense) for the three and nine months ended December 31, 2020 and periods ended December 31, 2019 were as follows:

	3 months ended December 31, 2020	3 months ended December 31, 2019	9 months ended December 31, 2020	Period from April 2, 2019 (Date of Incorporation) to December 31, 2019
	$	$	$	$
Unrealized foreign exchange gain	754	661	82	661
Realized foreign exchange loss	(454,475)	(23,053)	(1,045,486)	(23,053)
Government assistance	(620)	-	56,390	-
Total other income (expense)	(454,341)	(22,392)	(989,014)	(22,392)

During the current fiscal quarter and nine months ended December 31, 2020, we recorded a realized foreign exchange loss of $454,475 and $1,045,486, which reflected a strengthening of the U.S. dollar against the Canadian dollar on our U.S.-denominated bank balances.

We also applied for, and received, governmental assistance related to the COVID-19 pandemic:

(i)	The Canada Emergency Business Account (CEBA) program provides an interest-free loan of $40,000, of which and if required conditions are met, only 75% or $ 30,000 of the loan amount is repayable by December 31, 2022. Government assistance is comprised of the fair value of the loan amount forgiven using an 15% effective interest rate (see Note 13 Loan Payable of our unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2020 and periods ended December 31, 2019).

(ii)	The 10%Temporary Wage Subsidy for Employers (TWS) program provides a subsidy of 10% of wages from March 18, to June 19, 2020 up to $1,375 for each eligible employee. The maximum total is $25,000 for each eligible employer. For the three and nine months ended December 31, 2020 the Company received wage subsidies of $0 and $18,000 respectively.

(iii)	The Innovation Assistance Program (IAP) provides assistance to early stage, small to medium-sized enterprises unable to access COVID-19 support. The Company received $20,328 to cover salary expenses for the period from April 1 to June 24, 2020.

SELECTED FINANCIAL INFORMATION – SUMMARY OF QUARTERLY RESULTS

The following table sets out selected quarterly information for all completed fiscal quarters of the Company up to December 31, 2020:

	Q3 2021 3 Months Ended December 31, 2020	Q2 2021 3 Months Ended September 30, 2020	Q1 2021 3 Months Ended June 30, 2020	Q4 2020 Period Ended March 31, 2020	Q3 2020 3 Months Ended December 31, 2019	02 2020 3 Months Ended September 30, 2019	Q1 2020 Period Ended June 30, 2019	FY 2020 Period Ended March 31, 2020
	$	$	$	$	$	$	$	$
Revenue	316,329	94,532	23,599	1,000	-	-	-	1,000
Net Loss	(8,275,669)	(3,932,444)	(2,958,904)	(891,240)	(1,055,666)	(514,643)	(166,775)	(2,628,324)
Loss per share - basic and diluted	(0.22)	(0.16)	(0.21)	(0.05)	(0.10)	(0.08)	(0.03)	(0.26)

Historically, the Company’s operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate. If anticipated patient services revenues in any quarter do not occur when we expect due to unexpected delays in our North American clinic rollout and the economic impact of COVID-19 outbreak, our operating results for that quarter and future quarters may be adversely affected. Furthermore, historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the number of clinics opened, the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for pre-clinical studies and clinical trials and the availability of funding from investors. Because of the historical variations in our operating results, our limited operating history and the rapidly evolving nature of our business, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful and should not be relied upon as indications of our future performance.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Working Capital

Since inception, we have financed our operations primarily from the issuance of equity and, to a lesser degree, from patient revenues from our clinics and interest income on funds available for investment. To-date, the Company has raised $24,308,640 in gross proceeds through brokered and non-brokered private placements and $20,016,900 in gross proceeds through a bought deal offering (see “Subsequent Events’). The Company’s primary capital needs are funds to advance its research and development activities, clinic rollout and digital teletherapy tools development and for working capital purposes. These activities include staffing, preclinical studies, clinical trials and administrative costs.

On April 2, 2019, the FTP issued 6,300,630 class A shares of FTP (the “Class A Shares”) at a price of $0.055 per share yielding gross proceeds of $350,000.

On October 3, 2019, directors of FTP exercised options to purchase 2,700,270 Class A Shares at a price of $0.00001 for gross proceeds of $27.

On October 19, 2019, FTP issued 2,510,000 Class A Shares at a price of $0.50 per share yielding gross proceeds of $1,255,000. As part of the issuance, shareholder loans of $50,000 and $10,000 for the purchase of 100,000 and 20,000 Class A Shares, respectively were entered into with advisors of FTP, payable 5 years from the loan date and bearing zero interest.

On January 29, 2020, FTP issued 9,431,023 class B shares of FTP (the “Class B Shares”) at a price of $0.90 USD per Class B Share, yielding gross proceeds of $8,487,962 USD or $11,195,540 CAD.

Total finance costs incurred for the issuance of share capital during the period ended March 31, 2020, was $19,297 CAD of which $7,299 CAD was settled via the issuance of 6,666 Class B Shares at a price of $0.90 USD or $1.1884 CAD per share.

On May 20, 2020, FTP issued 76,240 Class B Shares as follows: 11,113 Class B shares at a price of $0.90 USD per Class B Share, yielding gross proceeds of $10,002 USD or $13,935 CAD. Real estate brokerage commissions of $63,853 were settled via the issuance of 50,900 Class B shares at a price of $0.90 USD or $1.2542 CAD per share. Share issuance costs of $17,829 were settled via the issuance of 14,216 Class B Shares at a price of $0.90 USD or $1.2542 CAD per Class B Share.

On August 11, 2020, directors of FTP exercised options to purchase 9,000,900 Class A Shares at a price of $0.00001 for gross proceeds of $90.

On August 14, 2020, FTP completed brokered and non-brokered private placements of an aggregate of 5,516,724 Class A Shares, at a price of $2.00 per Class A Share, for aggregate gross proceeds of $11,033,448 (the “FTP Offering”). Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. jointly acted as lead agents in connection with the brokered portion of the Private Placement (the “Agents”), for which they were paid a cash commission of $391,082, and were issued 55,167 Class A Shares and 299,753 compensation warrants, with each warrant exercisable into one Class A Share at a price of $2.00 Class A Share until August 14, 2022 (the “FTP Compensation Warrants”).

On September 21, 2020, and as a follow on to the FTP Offering, FTP completed a private placement of an aggregate of 816,932 Class A Shares at a price of $2.00 per Class A Share for gross proceeds of $1,633,864.

The Company incurred share issuance costs of $707,263 relating to the August 14 and September 21, 2020 private placements.

On September 25, 2020, 600,000 Class A Shares were issued as payment of milestone shares under the Jamaican SPA.

Upon closing of the FTP Offering, all of the Class B Shares were automatically converted into Class A Shares.

On September 17, 2020, FTP received a $40,000 interest-free loan under the federal Canadian Emergency Business Account (CEBA) program, and if required conditions are met, only 75% or $30,000 of the loan amount will need to be repaid by December 31, 2022.

On October 1, 2020, 795,106 Class A Field Trip Shares were issued upon closing of the Transaction (see Reverse Takeover section of this MD&A).

During the current third fiscal quarter, 183,201 options were exercised for gross proceeds of $191,278.

See “Subsequent Events” for details on issuances after December 31, 2020.

We have experienced operating losses and cash outflows from operations since incorporation, and will require ongoing financing to continue its research and development, clinic rollout and digital tele-therapy development activities. As we have not yet achieved profitability, there are uncertainties regarding our ability to continue as a going concern. We have not earned significant revenues from the clinics, nor have we earned any revenue or reached successful commercialization of any products. Our success is dependent upon the ability to finance our cash requirements to continue our activities. We have significant lease obligations related to our current clinics, newly leased property, construction and office locations. There is significant risk of defaults on these liabilities and other liabilities of the Company if we cannot raise additional funds through the issuance of additional equity securities, through loan financing, or other means.

There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. See “Risks and Uncertainties”.

The table below sets out our cash, restricted cash and working capital as at December 31 and March 31, 2020:

	3 months ended December 31, 2020	3 months ended March 31, 2020
	$	$
Cash	9,828,870	9,590,758
Restricted cash	150,449	100,000
Working capital	8,204,487	8,985,037

Working capital calculation:
Current assets	11,377,844	10,027,786
Current liabilities	3,173,357	1,042,749
Working capital	8,204,487	8,985,037

As at December 31, 2020, we had $100,000 of restricted cash held as collateral against Field Trip Psychedelics Inc. credit card limit. We also had $150,449 of restricted cash held at the PCs which, under the terms of the MSA, must be used to pay PC personnel and expenses before satisfying prior and current management fees.

Working capital represents the excess of current assets over current liabilities. The increase in our cash was primarily due to cash provided by financing activities of $12,935,960, partially offset by cash used in operating activities of $11,203,971 and cash used in investing activities of $1,519,019.

The following table shows our cash flows from operating, investing and financing activities for the periods indicated:

	9 months ended December 31, 2020	Period from April 2, 2019 (Date of Incorporation) to December 31, 2019
	$	$
Cash used in operating activities	(9,064,234)	(1,437,480)
Cash used in investing activities	(1,600,630)	(134,000)
Cash provided by financing activities	11,123,147	3,575,694

Cash used in operating activities

During the nine months ended December 31, 2020, cash used in operating activities of $9,064,234 was primarily due to the net loss of $15,167,017, partially offset by the following non-cash items: share-based payments of $2,308,555, reverse take-over costs of $2,131,109, depreciation and amortization of $855,083 and net changes in non-cash working capital of $631,621.

During the period from Apr 2 (date of incorporation) to December 31, 2019, cash used in operating activities of $1,437,480 was primarily due to the net loss of $1,737,084, partially offset by non-cash share-based payments of $219,873.

Cash used in investing activities

During the nine months ended December 31, 2020, cash used in investing activities of $1,600,630 consisted primarily of acquisition of property, plant and equipment of $1,359,272 for our New York, Santa Monica and Chicago clinics and the buildout of the Jamaica Facility, acquisition of intangible assets of $200,075 relating to our digital patient portal (“Patient Portal”) and Trip App, and refundable security deposits paid for right-of-use assets of $41,283. Our Chicago clinic became operational in December 2020. We opened the doors to our Atlanta clinic in January 2021. We expect our Amsterdam and Houston clinics to become operational in April 2021.

During the period from April 2 (date of incorporation) to December 31, 2019, cash used in investing activities of $134,000 consisted primarily of refundable security deposits paid for right-of-use assets of $123,465 and the acquisition of property, plant and equipment for our Toronto corporate asset of $10,535.

Cash provided by financing activities

During the nine months ended December 31, 2020, cash provided by financing activities of $11,123,147 was primarily due to net proceeds of $11,582,902 upon closing of the August 14 and September 21, 2020 private placements, proceeds from the exercise of stock options of $191,368 and CEBA loan proceeds of $40,000, partially offset by the repayment of lease obligation of $691,123.

During the period from Apr 2 (date of incorporation) to December 31, 2019, cash provided by financing activities of $3,575,694 was primarily due to net proceeds of $3,585,983.

See also “Milestones & Available Funds” for additional commentary of the use of funds by the Company.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Lease obligations

The Company leases real property for its clinical and office locations. Additional (non-lease) rent payments for these locations are variable, and therefore have not been included in the right-of-use asset or lease obligations. In addition, the Company has committed purchase orders related to capital asset expansion all of which are expected to be paid within the next year. The Company is committed for estimated additional variable (non-lease) rent and capital asset payments obligations as follows:

	Expiry	Additional Rent Payments	1 year	2-3 years	4-5 years	More than 5 years
		$	$	$	$	$
Toronto corporate office and clinic	October 31, 2023	260,237	111,530	148,707	-	-
Chicago Clinic	September 30, 2031	506,633	47,129	94,257	94,257	270,990
Amsterdam Clinic	October 31, 2026	392,087	67,215	134,430	134,430	56,012
Santa Monica clinic	June 30, 2030	598,613	63,012	126,024	126,024	283,553
		1,757,569	288,885	503,417	354,711	610,556

Notes:

(1)       See “Non-Revenue Generating Projects – Clinical Operations” for additional details.

Jamaica Facility

	Expiry	Total	1 year	2-3 years	4-5 years	More than 5 years
		$	$	$	$	$
Jamaica Facility	April 6, 2023	880,492	673,135	163,925	43,433	0

In connection with its partnership with UWI, FTNP agreed to lease property from UWI, contribute up to US$1,000,000 of initial capital for the Jamaica Facility and psilocybin research, and a total of US$100,000 to fund student development initiatives at UWI over a 36-month period. To-date, we have incurred $$152,172 in capital costs related to the Jamaica Facility which transferred from construction-in-progress to leasehold improvements upon the completion of construction (see Note 8 of the condensed interim consolidated financial statements for three and nine months ended December 31, 2020 and periods ended December 31, 2019).

CONTINGENCIES

Litigation

During the prior year, we terminated a lease contract with a lessor due to circumstances which we believe constituted a breach of contract by the lessor. Should we become involved in litigation due to the termination of this contract we believe we have prepared valid legal defenses and that no material exposure exists on the eventual settlement of such litigation. This lease was treated as a short-term lease under IFRS 16 and all payments including security deposit paid were fully expensed during the period ended March 31, 2020.

OUTSTANDING SHARE DATA

The Company has an unlimited number of Common Shares and preferred shares authorized for issuance, of which the following Common Shares are issued and outstanding as at December 31, 2020 and as of the date hereof, on a fully-diluted basis and no preferred shares are issued and outstanding:

Class of Securities	Number of Common Share Equivalent as of December 31, 2020	Number of Common Share Equivalent as of March 31, 2020
Common Shares	37,986,193	20,941,923
Compensation Warrants	299,753	-
Options to purchase Common Shares	3,980,479	11,377,706

For additional information on share data please refer to notes 4, 14 and 15 of the unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2020 and periods ending December 31, 2019 and notes 3, 10 and 11 of the audited consolidated financial statements for the period from April 2, 2019 (date of incorporation) to March 31, 2020.

Options & Warrants

During the nine months ended December 31, 2020, the Company granted 1,812,423 options to employees and consultants. The options vest over a period of 1 to 4 years, are exercisable for a period of 2 to 10 years from issuance, and are exercisable at a price of $2.00 to $4.60 per option.

During the nine months ended December 31, 2020, the Company issued 9,184,101 Common Shares of the Company on the exercise of options with an exercise price of $0.0001 to $2.00 per Common Shares.

Subsequent to the period ended December 31, 2020, the Company issued 229,997 options to employees and consultants. The options vest over a period of 4 years, are exercisable for a period of 10 years from issuance and are exercisable at a price of $5.01 per option.

As at December 31, 2020, the Company had 3,980,479 stock options outstanding and as at the date of this MD&A, the Company has 4,141,726 stock options outstanding.

See “Liquidity and Capital Resources” and “Subsequent Events” for details on warrant issuances. As at December 31, 2020, the Company had 299,753 common share purchase warrants outstanding and as at the date of this MD&A, the Company has 2,742,434 common share purchase warrants outstanding.

TRANSACTIONS WITH RELATED PARTIES

Field Trip entered into shareholder loan agreements with two of its advisors for a total of $60,000 in July 2019. The notes are non-interest bearing (i.e., not on commercial terms) and are due on demand or five years from the date of note issuance. These loans are expected to be repaid in full at maturity. The Company measured the loans at fair value at initial recognition using an appropriate market interest rate. The below-market element of the loans was determined at initial recognition as the difference between the loan principal amount and fair value. This difference was recognized in equity as distribution to these shareholders. Total distribution arising from the initial fair value measurement of shareholders’ loan was $13,596. The fair values at initial recognition were accounted for as amortized cost financial assets in accordance with IFRS 9. The amortized cost of the loans as at December 31, 2020 was $49,876 (see Note 7) and total interest income accrued at market rate in profit or loss for the 3 months then ended was $633 (see Note 23).

KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors. Key management personnel at December 31, 2020 included ten directors and executive officers of the corporation.

Compensation for key management personnel for the three- and nine-month period ended December 31, 2020 consisted of salaries, short-term benefits and other compensation of $283,073 and $922,396 respectively. Directors and officers of the Company control 52% or 19,643,465 outstanding voting shares of the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of our ability to continue as a going concern. We regularly evaluate our estimates and assumptions related to share-based transaction expense, property plant and equipment, intangible assets and shareholder loans. We base our estimates and assumption on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of costs and expenses that are not readily apparent from other sources. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in note 2 of our unaudited condensed interim consolidated financial statements for the three and six months ended December 31, 2020 and the period from April 2, 2019 and (date of incorporation) to December 31, 2019 are more fully described in note 3 of our audited consolidated financial statements for the period from April 2, 2019 (date of incorporation) to March 31, 2020.

There have been no material changes in any of critical accounting policies and estimates during the three months ended December 31, 2020.

ACCOUNTING CHANGES AND IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on our financial statements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value

IFRS 13 – Fair Value Measurements provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those that reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1–	Quoted prices in active markets for identical instruments that are observable;

Level 2–	Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data; and

Level 3–	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

Cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.

Risks

The Company is exposed to credit risk, liquidity risk, interest rate risk and currency risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Audit Committee of the board of directors is responsible for review the Company’s financial risk management policies.

Credit Risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on its cash and accounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company’s cash is held on deposit with major banks in Canada, the United States, and Jamaica which we believe lessens the degree of credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at December 31, 2020, the Company had $9,828,870 of cash and cash equivalents.

The Company is obligated to pay accounts payable and accrued liabilities with total carrying amounts and contractual cash flows amounting to $2,273,136 due in the next 12 months. The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

Interest Rate Risk

Financial instruments that potentially subject the Company to cash flow interest rate risk are those assets and liabilities with a variable interest rate. Currently, the Company has no assets or liabilities with a variable interest rate. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s lease obligations are at fixed rates of interest.

Currency Risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in United States dollars. As at December 31, 2020, the Company held USD dollar denominated cash of $1,688,952 USD and had USD dollar denominated accounts payable and accrued liabilities in the amounts of $136,956 USD. Therefore, a 1% change in the foreign exchange rate would have a net impact as at December 31, 2020 of $19,760. USD dollar expenses for the three months ended December 31, 2020 were $3,777,513 USD. Varying the foreign exchange rate for the three months ended December 31, 2020 to reflect a 1% strengthening of the U.S. dollar would have increased the net loss by approximately $50,641 assuming that all other variables remained constant.

SUBSEQUENT EVENTS

Bought Deal

On January 5, 2021, the Company closed its previously announced BD Offering and issued 4,448,200 Units (including the full exercise of the Over-Allotment Option) for gross proceeds of $20,016,900. Each Unit is comprised of one common share in the capital of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant is exercisable to acquire one Common Share (a “Warrant Share”) at an exercise price of $5.60 per Warrant Share until July 5, 2022. In the event that the volume weighted average trading price of the Common Shares exceeds $9.00 for ten (10) consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants upon not less than fifteen (15) trading days’ notice. The Warrants commenced trading on the CSE under the symbol “FTRP.WT on January 5, 2021.

In consideration of the services rendered by the Underwriters in connection with the BD Offering, the Company paid to the Underwriters a cash commission equal to $763,046.10 and issued to the Underwriters 169,565 compensation warrants (the “BD Compensation Warrants” and together with the FTP Compensation Warrants, collectively, the “Compensation Warrants”). Each Compensation Warrant is exercisable to acquire one Common Share at an exercise price of $4.50 per Compensation Share until January 5, 2023.

In connection with the BD Offering, the short form prospectus qualified the distribution of 8,170 Common Shares; and (iii) 49,016 additional FTP Compensation Warrants, for services rendered in by the Agents in connection with the FTP Offering.

The Company plans to use the net proceeds from the offering for working capital and general corporate requirements.

Option Grants

On January 29, 2021, the Group issued 229,997 options at an issue price of $5.01 per Field Trip Share.

Clinic Openings

San Diego

On February 4, 2021, the Group executed a lease agreement to build its San Diego clinic, commencing on July 1, 2021 and ending 127 months from the first day of the first full month of the term. Total commitments under the lease are approximately $2,001,264.

RISKS AND UNCERTAINTIES

The following information sets forth material risks and uncertainties that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this MD&A. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. Further, if we fail to meet the future expectations of the public market in any given period now that the Company’s shares are listed, the market price of our Common Shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control.

Risks Related to the Company

Speculative Nature of Investment Risk

An investment in the securities of Field Trip carries a high degree of risk and should be considered as a speculative investment. We have no history of earnings, limited cash reserves, limited operating history, have not paid dividends, and are unlikely to pay dividends in the immediate or near future.

Forward-looking Statements

Existing and potential investors should not place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties can be found in this MD&A under the heading “Cautionary Statement About Forward-Looking Statements”.

Future Issuances or Actual or Potential Sales of Securities

The issuance by the Company of Common Shares or other securities convertible into Common Shares could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of the Common Shares. In addition, in the future, we may issue additional Common Shares or securities convertible into Common Shares, which may dilute existing shareholders. The Company’s articles permit the issuance of an unlimited number of Common Shares and an unlimited number of Preferred Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. Also, additional Common Shares may be issued by the Company upon the exercise of stock options and upon the exercise or conversion of other securities convertible into Common Shares. The issuance of these additional equity securities may have a similar dilutive effect on then existing holders of Common Shares.

The market price of the Common Shares could decline as a result of future issuances by the Company, including issuance of shares issued in connection with strategic alliances, or sales by its existing holders of Common Shares, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate, which could reduce its ability to raise capital and have an adverse effect on its business.

Negative Operating Cash Flow and Going Concern

Field Trip has negative cash flow from operating activities and has historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that the Company has negative operating cash flows in future periods, we may need to deploy a portion of our existing working capital to fund such negative cash flows. We will be required to raise additional funds through the issuance of additional equity securities or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to us as those previously obtained, or at all. Our ability to successfully raise additional capital and maintain liquidity may by impaired by factors outside of its control, such as a shift in consumer attitudes towards certain therapeutic methods or a downturn in the economy.

Any inclusion in the Company’s financial statements of a going concern opinion may negatively impact our ability to raise future financing and achieve future revenue. The threat of our ability to continue as a going concern will be removed only when, in the opinion of our auditor, our revenues have reached a level that is able to sustain its business operations. If we are unable to obtain additional financing from outside sources and eventually generate enough revenues, we may be forced to sell a portion or all of our assets, or curtail or discontinue our operations. If any of these events happen, investors could lose all or part of their investment. Our financial statements do not include any adjustments to the recorded assets or liabilities that might be necessary if we become unable to continue as a going concern.

Discretion Over the Use of Proceeds

We have discretion concerning the use of the net proceeds received from our Aug 14 and September 2020 private placements and the January 5, 2021 bought deal offering, as well as the timing of our expenditures, and may apply the net proceeds in ways other than as described herein. As a result, an investor will be relying on the judgment of the Company for the application of the net proceeds. We may use the net proceeds in ways that an investor may not consider desirable. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, our business, prospects, financial position, financial condition or results of operations may suffer.

Unpredictability and Volatility of the Common Shares

Publicly-traded securities, such as those of the Company, will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the Common Shares will trade cannot be predicted. The market price of the Common Shares could be subject to significant fluctuations in response to a variety of factors, including the following: actual or anticipated fluctuations in our quarterly results of operations; recommendations by securities research analysts; changes in the economic performance or market valuations of companies in the industry in which we operate; additions or departures by our executive officers and other key personnel; significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or our competitors; operating and share price performance of other companies that investors deem comparable to the Company; and news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that often have been unrelated or disproportionate to the operating performance of particular issuers. These broad fluctuations may adversely affect the market price of the Common Shares. Accordingly, investors may not be able to sell their Common Shares at their initial purchase price.

Warrants

The warrants do not confer any rights of Common Share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire Common Shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the warrants may exercise their right to acquire Common Shares and pay an exercise price of $5.60 per Common Share, subject to certain adjustments, prior to July 5, 2022, the date that is eighteen (18) months following the Closing Date of January 5, 2021, subject to acceleration in certain circumstances, after which date any unexercised warrants will expire and have no further value. Moreover, the market value of the warrants, if any, is uncertain and there can be no assurance that the market value of the warrants will equal or exceed their imputed offering price. There can be no assurance that the market price of the Common Shares will ever equal or exceed the exercise price of the warrants, and consequently, whether it will ever be profitable for holders of the warrants to exercise the warrants.

Limited Operating History as a Public Company

Field Trips Common Shares commenced trading on the CSE on October 6, 2020 and therefore we have limited operating history as a public company. To operate effectively, we will be required to continue to implement changes in certain aspects of our business, improve information systems and develop, manage and train management-level and other employees to comply with ongoing public company requirements. Failure to take such actions, or delay in implementation thereof, could adversely affect our business, financial condition, liquidity and results of operations and, more specifically, could result in regulatory penalties, market criticism or the imposition of cease trade orders in respect of the Common Shares.

A Significant Number of Common Shares are owned by a Limited Number of Existing Shareholders

Our management, directors and employees own a substantial number of the outstanding Common Shares (on a non-diluted and partially-diluted basis). As such, our management, directors and employees, as a group, are in a position to exercise influence over matters requiring shareholder approval, including the election of directors and the determination of corporate actions. As well, these shareholders could delay or prevent a change in control of the Company that could otherwise be beneficial to our shareholders.

Risks Related to Our Financial Position and Need for Additional Capital

Liquidity and Future Financing Risk

We have historically incurred losses and expect to incur an operating loss for the year ending March 31, 2021. We believe that operating losses will continue as we are planning to incur significant costs associated with the expansion of our clinic locations, our research and development initiatives with UWI and the clinical development of FT-104 and other projects. Our net losses have had and will continue to have an adverse effect on, among other things, shareholders’ equity, total assets and working capital. We expect that losses will fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial. We cannot predict when it will become profitable, if at all.

As a clinic operator and service provider and a research and development company, we expect to spend substantial funds to continue these initiatives. We will also require significant additional funds if we expand our current clinical plans for FT-104. Therefore, for the foreseeable future, we will have to fund all of our operations and development expenditures from cash on hand, equity financings, through collaborations with other companies or through financings from other sources. If we do not succeed in raising additional funds on acceptable terms, we might not be able to complete our planned expansion of our clinic locations, our research and development initiatives with UWI and the clinical development of FT-104 and other projects. It is possible that future financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the achievement of our corporate goals, the results of operations, the ability to obtain regulatory approvals (where applicable) and the state of the capital markets generally and with particular reference to psychedelics companies. If adequate funding is not available, we may be required to delay, reduce or eliminate certain operations, or obtain funds on less favourable terms than we would otherwise accept. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our intangible assets and our ability to continue our plans may become impaired, and our assets, liabilities, business, financial condition and results of operations may be materially or adversely affected.

Risks Related to Our Business and Industry

Impact of the COVID-19 Pandemic

The novel coronavirus commonly referred to as “COVID-19” was identified in December 2019 in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization. The outbreak has spread throughout Europe, the Middle East and North America, causing companies and various international jurisdictions to impose restrictions such as quarantines, business closures and travel restrictions. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on our financial results and condition and our operating subsidiaries in future periods. However, depending on the length and severity of the pandemic, COVID- 19 could impact our operations, could cause delays relating to approval from the FDA and equivalent organizations in other countries, could postpone research activities, and could impair our ability to raise funds depending on COVID-19’s effect on capital markets.

The rapid development of the COVID-19 pandemic and the measures being taken by governments and private parties to respond to it are extremely fluid. While we have continuously sought to assess the potential impact of the pandemic on our operations, any assessment is subject to extreme uncertainty as to probability, severity and duration. We have attempted to assess the impact of the pandemic by identifying risks in the following principal areas: mandatory closures, patient impact and research and development disruptions and staffing disruption.

We are actively addressing the risk to business continuity represented by each of the above factors through the implementation of a broad range of measures throughout our structure and are re-assessing our response to the COVID-19 pandemic on an ongoing basis. The above risks individually or collectively may have a material impact on our ability to generate revenue.

We have sufficient cash on hand raised via equity financings to fund its operations for the next 12-months and meet its working capital requirements. To-date, Field Trip has not been significantly affected by the COVID-19 pandemic. California’s regional coronavirus stay-at-home order for the months of December 2020 and January 2021 temporarily impacted the patient flow at our Santa Monica clinic, which remained open during the seven weeks the order was in effect. We expect patient growth to accelerate in Santa Monica over the next two quarters as COVID-19 restrictions continue to abate. During the initial outbreak of the pandemic, the Toronto clinic was temporarily closed from March to May 2020; however, since reopening, the number of completed patient sessions in Toronto continues to be in line with management’s expectations. Since June 2020, our clinics have not been subject to any “lock-down” restrictions as they are medical clinics and deemed an “essential service”. It is anticipated that our long-term goals will require additional capital contributions via debt or equity financings. In the event that the impact of COVID-19 worsens and negatively affects capital markets generally, there is a risk that we may not be able to secure funding for these long-term objectives.

Our partners, such as CMO and CRO used in the development of FT-104, as well as any upstream suppliers of starting materials, supplies or animal models, are equally subject to COVID-19 risks and can affect timelines. Upstream interruptions can place a severe stress on the ability to schedule activities and maintain downstream timelines as well as current milestones.

Risks Associated with Publicly Announced Milestones

From time to time, we may announce the timing of certain events we expect to occur, such as the anticipated timing of future clinics becoming operational, research and development updates and results from our trials on FT-104. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. These variations in timing may occur as a result of different events, beyond our control having the effect of delaying the publicly announced timeline. We undertake no obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on our business plan, financial condition or operating results and the trading price of the Common Shares.

Drug Development

Given the early stage of FT Discovery’s product development, we can make no assurance that our research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, the Company, alone or with others, must successfully develop, gain regulatory approval for, and market our future products. We currently have no products that have been approved by the FDA, Health Canada or any similar regulatory authority. To obtain regulatory approvals for its product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy. We have not yet completed later stage clinical trials for any of our product candidates.

Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates may fail for a number of reasons, including being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a research and development program may cause the Company or our collaborators to abandon commitments to that program. Positive results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of preclinical or clinical research. Similarly, positive results from early-stage clinical trials may not be indicative of favourable outcomes in later-stage clinical trials, and we can make no assurance that any future studies, if undertaken, will yield favourable results.

The early stage of FT Discovery’s product development makes it particularly uncertain whether any of our product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of our product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If we are successful in developing our current and future product candidates into approved products, we will still experience many potential obstacles, which would affect our ability to successfully market and commercialize such approved products, such as the need to develop or obtain manufacturing, marketing and distribution capabilities, price pressures from third-party payors, or proposed changes in health care systems. If we are unable to successfully market and commercialize any of our products, our financial condition and results of operations may be materially and adversely affected.

We can make no assurance that any future studies, if undertaken, will yield favorable results. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA approval. If we fail to produce positive results in our future clinical trials of FT-104, the development timeline and regulatory approval and commercialization prospects for FT-104, would be materially adversely affected which may in turn materially adversely impact our business.

Regulation of Truffles Containing Psilocybin under the Opium Act

In the event that the Dutch authorities take the position that therapy with truffles qualifies as “other care” (alternative therapy) or “regular care”, we would then need to take steps to comply with local laws applicable to a health care provider, including but not limited to: (i) implementing a complaints procedure, a complaint register and a complaint officer in the organization; (ii) joining a recognized independent dispute body; (iii) having a quality statute in place which has been registered at The Netherlands Healthcare Institute and made public; (iv) verifying that care providers have not functioned in a way that impedes the provision of care; (v) reporting emergencies in the provision of care and the dismissal of care providers due to underperformance, and (vi) in certain circumstances, installing a client council. In the event that the Dutch authorities take the position that truffles containing psilocybin qualify as medicinal product, either through actions by the Company or by third parties (such as registering truffles containing psilocybin as medicinal product) the Company would need to ensure that storing, selling and providing the truffles complies with local laws applicable to placing medicinal products on the market. Any changes in applicable laws and regulations could have an adverse effect on our business prospects in The Netherlands. We cannot predict the impact, cost or time required to comply with any change to the Dutch legal regime, which may significantly delay or impact the development of its business in The Netherlands. There is no assurance that our activities in The Netherlands will continue to be legally permissible or viable.

Oregon Operations, Including Access to Capital

As result of Measure 109, there is a possibility that we may choose to expand our operations to the State of Oregon. While any activity in Oregon will be in compliance with laws applicable to Oregon, the decision to pursue operations in Oregon will depend on the regulatory framework established by the state government. There is a possibility that operations of the Company that are in compliance with the laws of Oregon could conflict or be in contravention of the federal laws of the United States. In such a circumstance, our existing operations in the United States, and any future operations or investments, may become the subject of heightened scrutiny or enforcement by regulators, stock exchanges and other authorities in Canada and the United States. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on our ability to operate or invest in the United States or any other jurisdiction. While currently we operate in compliance with applicable laws in the province and states where are clinics are located, and as such are not prohibited from sourcing any access public or private capital, in the event our activities in Oregon are in violation of applicable United States federal laws, it may have difficulty accessing the service of banks or sourcing financing on commercially reasonable terms or at all.

Regulatory Risk

In Canada, psilocybin is classified as a Schedule III drug and ketamine as a Schedule I drug under the CDSA. In the United States, psilocybin is classified as a Schedule I drug and ketamine is classified as a Schedule III drug under the CSA All activities involving such substances by or on behalf of the Company are conducted in accordance with applicable federal, provincial, state and local laws. While we are focused on programs using ketamine and psychedelic inspired compounds, we do not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement. However, a violation of any applicable laws the jurisdictions in which we operate could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which we operate, or private citizens or criminal charges.

Any changes in applicable laws and regulations could have an adverse effect on the Company’s operations. The psychedelic drug industry is a fairly new industry and we cannot predict the impact of the ever-evolving compliance regime in respect of this industry. Similarly, we cannot predict the time required to secure all appropriate regulatory approvals for future products, or the extent of testing and documentation that may, from time to time, be required by governmental authorities. The impact of compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, its business and products, and sales initiatives and could have a material adverse effect on our business, financial condition and operating results.

The success of our business is dependent on our activities being permissible under applicable laws and any reform of controlled substances laws or other laws may have a material impact on our business and success. There is no assurance that our activities will continue to be legally permissible.

The potential reclassification of psilocybin and other psychedelic drugs in the United States could create additional regulatory burdens on our operations and negatively affect our results of operations.

If psilocybin and/or other psychedelic drugs are rescheduled under the CSA as a Schedule II or lower controlled substance (i.e., Schedule III, IV or V), it may materially alter enforcement policies across many federal agencies, primarily the FDA and DEA. The FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements, and cosmetics, among other products, through its enforcement authority pursuant to the Federal Food, Drug, and Cosmetic Act. The FDA’s responsibilities include regulating the ingredients as well as the marketing and labeling of drugs sold in interstate commerce. Since it is currently illegal under federal law to produce and sell psilocybin and psychedelic drugs other than Ketamine and as there are no federally recognized medical uses, the FDA has historically deferred enforcement related to these products to the DEA. If psilocybin and/or other psychedelic drugs were to be rescheduled to a federally controlled, yet legal, substance, the FDA would likely play a more active regulatory role. The DEA would continue to be active in regulating manufacturing, distribution and dispensing of such substances. Multi-agency regulation and enforcement could materially affect our costs associated with research and/or therapeutic uses of these substances in its business.

Reliance on Third-Parties – Drug Development

We rely and will continue on third parties to conduct a significant portion of our pre-clinical and clinical development activities. Pre-clinical activities include in vivo studies providing access to specific disease models, pharmacology and toxicology studies, and assay development. Clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in our relationship with third parties, or if they are unable to provide quality services in a timely manner and at a feasible cost, our active development programs will face delays. Further, if any of these third parties fails to perform as we expect or if their work fails to meet regulatory requirements, our testing could be delayed, cancelled or rendered ineffective.

Pre-clinical and clinical development activities must be carried out in accordance with Good Laboratory Practices (“GLP”). GLP was originally established by the Organization for Economic Co-operation and Development (“OECD”) to promote the quality and validity of test data and to establish a basis for mutual acceptance of data among member states at the international level. GLP was adopted by both Health Canada and the Standards Council of Canada, which has monitoring authority for GLP compliance of test facilities within Canada, and by the FDA as (Good Laboratory Practice regulations, 21 CFR 58). Labs must adopt these GLP practices to ensure they are producing valuable test results, and each lab has its own set of approaches to staying compliant. If any of these third parties or service providers fails to meet GLP requirements, our pre-clinical and clinical development activities could be delayed, cancelled or rendered ineffective.

Reliance on Contract Manufacturers

We have limited manufacturing experience and rely on the contract manufacturing organizations (“CMO”) to manufacture FT-104 for pre-clinical studies and clinical trials. We rely on the CMO for manufacturing, filling, packaging, storing and shipping of FT-104 in compliance with current Good Manufacturing Practices (“cGMP”) regulations. There can be no assurances that the CMO will be able to meet our timetable and requirements. We have not contracted with alternate third parties for FT-104 drug substance production in the event that the current CMO is unable to scale up production, or if it otherwise experiences any other significant problems. If we are unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, we may be delayed in the development of FT-104. Further, the CMO must operate in compliance with cGMP and ensure that their appropriate permits and licenses remain in good standing and failure to do so could have a material detrimental impact on the Company and may adversely affect its profit margins. The CMO is in turn reliant on suppliers for starting materials, some of which have been somewhat difficult to procure, possibly due to heightened activities in psilocybin synthesis/manufacture. The CMO has been partially delayed in obtaining portions of the starting material, however, it has planned to source sufficient amounts to sustain through Phase 1 and possibly Phase 2 clinical trials.

Commercial Grade Development

To date, FT-104 has been manufactured in small quantities for pre-clinical studies. In order to commercialize our product, we need to manufacture commercial quality drug supply for use in registration clinical trials. Most, if not all, of the clinical material used in phase 3/pivotal/registration studies must be derived from the defined commercial process, including scale, manufacturing site, process controls and batch size. If we have not scaled up and validated the commercial production of our product prior to the commencement of pivotal clinical trials, we may have to employ a bridging strategy during the trial to demonstrate equivalency of early-stage material to commercial drug product, or potentially delay the initiation or completion of the trial until drug supply is available. The manufacturing of commercial quality drug product has long lead times, is very expensive and requires significant efforts, including scale-up of production to anticipated commercial scale, process characterization and validation, analytical method validation, identification of critical process parameters and product quality attributes, and multiple process performance and validation runs. If we do not have commercial drug supply available when needed for pivotal clinical trials, our regulatory and commercial progress may be delayed, and we may incur increased product development costs. This may have a material adverse effect on our business, financial condition and prospects, and may delay marketing of our product.

Clinical Testing

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct pre-clinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of pre-clinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. We do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk we face is the possibility that none of our product candidates under development will successfully gain market approval from the FDA or other regulatory authorities, resulting in the Company being unable to derive any commercial revenue from this business segment after investing significant amounts of capital in its development.

We cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Our product development costs will increase if we experience delays in clinical testing. Significant clinical trial delays could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before us, which would impair our ability to successfully commercialize our product candidates and may harm our financial condition, results of operations and prospects. Our product development costs will increase if we experience delays in testing or approval or if we need to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and we may need to amend study protocols to reflect these changes. Amendments may require us to resubmit our study protocols for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on our business, financial condition and prospects.

Prior to commencing clinical trials in Canada, the United States or other jurisdictions, including Jamaica, for FT-104 or any other product candidates if developed by us, we may be required to have an allowed investigational new drug application (“IND”) (or equivalent) for each product candidate and to file additional INDs prior to initiating any additional clinical trials for FT-104. We believe that the data from our studies will support the filing of additional INDs to enable us to undertake additional clinical studies as we have planned. However, submission of an IND (or equivalent) may not result in the FDA (or equivalent authorities) allowing further clinical trials to begin and, once begun, issues may arise that will require us to suspend or terminate such clinical trials. Additionally, even if relevant regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, these regulatory authorities may change their requirements in the future. Failure to submit or have effective INDs (or equivalent) and commence or continue clinical programs will significantly limit our opportunity to generate revenue.

Patients for Clinical Trials

If FT-104 advances from pre-clinical testing to clinical testing, and then through progressively larger and more complex clinical trials, we will need to enroll an increasing number of patients that meet our eligibility criteria. There is significant competition for recruiting patients in clinical trials, and we may be unable to enroll the patients we need to complete clinical trials on a timely basis or at all.

Regulatory Approval Process

Our development and commercialization activities related to FT-104 or other product candidates are significantly regulated by a number of governmental entities, including the FDA, HC, and comparable authorities in other countries, including Jamaica. Regulatory approvals are required prior to each clinical trial and we may fail to obtain the necessary approvals to commence or continue clinical testing. We must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising, and sale of products and product candidates and ultimately must obtain regulatory approval before we can commercialize a product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials. Any analysis of data from clinical activities we perform is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Even if we believe results from our clinical trials are favourable to support the marketing of our product candidates, the FDA or other regulatory authorities may disagree. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any future product candidates will ever obtain regulatory approval.

A regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Moreover, depending on any safety issues associated with our product candidates that garner approval, the FDA may impose a risk evaluation and mitigation strategy, thereby imposing certain restrictions on the sale and marketability of such products.

Non-Compliance with Laws and Regulations

Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug and psilocybin is currently a Schedule I drug. Our operations are conducted in strict compliance with the laws and regulations regarding our activities with such substances. As such, all facilities engaged with such substances by or on our behalf do so under current licenses, permits and approvals, as applicable, issued by appropriate federal, provincial, state and local governmental agencies. While we are focused on programs using ketamine and psychedelic inspired compounds, we do not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which we operate and do not intend to have any such involvement. However, a violation of any applicable laws and regulations, such as the CDSA and CSA, or of similar legislation in the jurisdictions in which we operate, including The Netherlands, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which we operate, or private citizens or criminal charges. Any such violations could have an adverse effect on our operations.

Reliance on Third Parties

We have entered into agreements with third parties with respect to our operations. Such relationships could present unforeseen obstacles or costs and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from operations in order to pursue and maintain such relationships. There can be no assurance that such third parties will achieve the expected benefits to our business or that we will be able to consummate any future relationships on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Any violation of any applicable laws and regulations, such as the CDSA and CSA, or of similar legislation in the jurisdictions in which we operate, could result in such third parties suspending or withdrawing their services to us. The termination or cancellation of any such agreements or our failure and/or the failure of other parties to these arrangements to fulfill their obligations could have a material adverse effect on our business, financial condition and results of operations. In addition, disagreements between the Company and any third parties we contract with could lead to delays or time consuming and expensive legal proceedings, which could have a material adverse effect on our business, financial condition and results of operations.

Competitive Conditions

The psychedelic therapy business in Canada is an emerging industry with high levels of competition. Our current business plan is substantially the establishment of a North American chain of KAP, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy clinics. We expect that, due to the urgent need for new and innovative treatments for mental health conditions and the evidence-based studies showing the impact of psychedelics as a treatment for mental health conditions, psychedelics as a treatment for these conditions will become more accepted in the medical community. As such, we expect to compete with other similar businesses as well as with individual medical professionals who undertake the prescribing and supervising of psychedelics to their patients. While we are an early entrant to the psychedelic-enhanced psychotherapy market in Canada, other market participants have emerged. We expect to face intense competition from new or existing market participants, some of which may have greater financial resources. Increased competition by larger and better financed competitors could materially and adversely affect our business, financial condition and results of operations.

FT Discovery competes in the biotechnology and pharmaceutical industries, which are intensely competitive and subject to rapid and significant technological change. Our competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing therapeutics for the same indications we are targeting. We are also competing with providers of existing marketed therapies. Many of our competitors have substantially greater financial, technical and human resources and have significantly greater experience in conducting pre-clinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly.

Negative Results from Clinical Trials or Studies of Others

From time to time, studies or clinical trials on various aspects of psychedelics may be conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the marketability of the substance that is the subject of the study. The publication of negative results of studies or clinical trials, or the occurrence of adverse safety events related to psychedelics could adversely affect our clinical operations, research, share price and ability to finance future operations.

Dependence on Key Personnel

The loss of our executive officers or other key members of our staff could harm us. We also depend on our scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial, medical, manufacturing, clinical and regulatory personnel, particularly as we expand our operations. We enter into agreements with our scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of its business. We also enter into agreements with physicians in the ordinary course of our business. Notwithstanding these arrangements, we face significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. We cannot predict our success in hiring or retaining the personnel we require for continued growth. The loss of the services of any of our executive officers or other key personnel could potentially harm our business, operating results or financial condition.

Employee Misconduct or Other Improper Activities

The Company is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with applicable regulations, provide accurate information to the governmental authorities, comply with protocol and standards we have established, comply with federal, provincial, state and local laws, healthcare, fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. If any such actions are instituted against the Company, and we are not successful in defending itself or asserting our rights, those actions could have a substantial impact on our business and results of operations, including the imposition of substantial fines or other sanctions.

Acquisitions and Strategic Collaborations

We have in the past and may in the future seek to expand our pipeline and capabilities by acquiring one or more companies or businesses or entering into collaborations. Acquisitions and collaborations involve numerous risks, including, but not limited to: substantial cash expenditures; technology development risks; potentially dilutive issuances of equity securities; incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition; difficulties in assimilating the operations of the acquired companies; potential disputes regarding contingent consideration; diverting management’s attention away from other business concerns; entering markets in which we have limited or no direct experience; and potential loss of our key employees or key employees of the acquired companies or businesses.

Management has experience in making acquisitions and entering collaborations; however, we cannot provide assurance that any acquisition or collaboration will result in short-term or long-term benefits to it. We may incorrectly judge the value or worth of an acquired company or business. In addition, our future success depends in part on our ability to manage the rapid growth associated with some of these acquisitions and collaborations. We cannot provide assurance that we would be able to successfully combine our business with that of acquired businesses or manage a collaboration. Furthermore, the development or expansion of our business may require a substantial capital investment by the Company.

Product Liability Claims

If and when we develop any product, including FT-104, if ever developed, we would be exposed to the risk of product liability claims alleging that use of our product caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or sale of a product and may be made directly by patients involved in clinical trials of its product candidates, by consumers or healthcare providers or by individuals, organizations or companies selling our products. Product liability claims can be expensive to defend, even if the product or product candidate did not actually cause the alleged injury or harm.

Insurance covering product liability claims becomes increasingly expensive as a product moves through the development pipeline to commercialization. We currently maintain what we view as sufficient liability insurance coverage for our current operations; however, there can be no assurance that such insurance coverage is or will continue to be adequate or available to us at a cost acceptable to us or at all. We may choose or find it necessary to increase our insurance coverage in the future. We may not be able to secure greater or broader product liability insurance coverage on acceptable terms or at reasonable costs when needed. Any liability for damages resulting from a product liability claim could exceed the amount of our coverage, require us to pay a substantial monetary award from our own cash resources and have a material adverse effect on our business, financial condition and results of operations. Moreover, a product recall, if required, could generate substantial negative publicity about our products and business, inhibit or prevent commercialization of other products and product candidates or negatively impact existing or future collaborations.

Intellectual Property

Failure to obtain or register trademarks used or proposed to be used in our business could require us to rebrand, resulting in a material adverse impact on our business. If we are unable to register or, if registered, maintain effective patent rights for our product candidates, we may not be able to effectively compete in the market. If we are not able to protect our proprietary information and know-how, such proprietary information may be used by others to compete against us. We may not be able to identify infringements of our patents (if and when granted), and, accordingly, the enforcement of our intellectual property rights may be difficult. Once such infringements are identified, enforcement could be costly and time consuming. Third party claims of intellectual property infringement, whether or not reasonable, may prevent or delay our development and commercialization efforts.

Our success will depend in part upon our ability to protect our intellectual property and proprietary technologies and upon the nature and scope of the intellectual property protection we receive. The ability to compete effectively and to achieve partnerships will depend on our ability to develop and maintain proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. The presence of such proprietary rights of others could severely limit our ability to develop and commercialize our products and to conduct our existing research, and could require financial resources to defend litigation, which may be in excess of the Company’s ability to raise such funds. There is no assurance that our patent applications submitted or those that we intend to acquire will be approved in a form that will be sufficient to protect our proprietary technology and gain or keep any competitive advantage that we may have or, once approved, will be upheld in any post-grant proceedings brought by any third parties.

The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Patents issued to the Company may be challenged, invalidated or circumvented. To the extent our intellectual property offers inadequate protection, or is found to be invalid or unenforceable, we will be exposed to a greater risk of direct competition. If our intellectual property does not provide adequate protection against our competitors, our competitive position could be adversely affected, as could our business, financial condition and results of operations. Both the patent application process and the process of managing patent disputes can be time consuming and expensive, and the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of Canada and the United States. The Company will be able to protect our intellectual property from unauthorized use by third parties only to the extent that our proprietary technologies, key products, and any future products are covered by valid and enforceable intellectual property rights, including patents, or are effectively maintained as trade secrets, and provided we have the funds to enforce our rights, if necessary.

Third-Party Development and Manufacturing Licenses

A substantial number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover any future products or services, we would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products and services, and payments under them would reduce our profits from these products and services. We are currently unable to predict the extent to which we may wish or be required to acquire rights under such patents, the availability and cost of acquiring such rights, and whether a license to such patents will be available on acceptable terms or at all. There may be patents in Canada, the United States or in foreign countries or patents issued in the future that are unavailable to license on acceptable terms. Our inability to obtain such licenses may hinder or eliminate our ability to manufacture and market our products.

Changes in Patent Law

We are dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce existing patents.

Patent Litigation

The pharmaceutical industry is characterized by extensive patent litigation. Other parties may have patents that allege our patent application infringes upon existing patents. Such proceedings could result in adverse decisions regarding: the patentability of FT-104; and the enforceability, validity, or scope of protection offered to FT-104. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action, or challenge the validity of the patents in court. Regardless of the outcome, patent litigation is costly and time consuming. In some cases, we may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may incur substantial monetary damages, encounter significant delays in bringing its key products to market and be precluded from the manufacture, use or sale of FT-104. Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on the Company.

Reliance on Third Parties – Trade Secrets

Because we rely on third parties at our clinics, including patients and employees, and in relation to FT-104, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and other similar agreements prior to disclosing proprietary information. These agreements typically restrict the ability to publish data potentially relating to our trade secrets. Our academic and clinical collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. We may also conduct joint research and development programs which may require us to share trade secrets under the terms of research and development collaborations or similar agreements. Despite our efforts to protect our trade secrets, competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication. A competitor’s discovery of our trade secrets may impair our competitive position and could have a material adverse effect on our business and financial condition.

Corporate Practice of Medicine and Fee Splitting in the United States

Our clinic operations in the United States are subject to Corporate practice of medicine and fee-splitting prohibitions which vary widely from state to state. The corporate practice of medicine prohibition exists in some form, by statute, regulation, board of medicine or attorney general guidance, or case law, in various states that we operate. These laws generally prohibit the practice of medicine by lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers’ professional judgment. Due to the prevalence of the corporate practice of medicine doctrine, we contract with Professional Corporations, who in turn employ or retain physicians and other medical providers to deliver professional clinical services in our New York, Santa Monica, Chicago and Atlanta clinics. The PC Clinics are wholly owned by providers licensed in their respective states, including Dr. Ben Medrano, Dr. Randy Scharlach, Dr. Kiran Chekka and Dr. Michael Muench, who are members of the Professional Corporation (PC) Advisory Committee.

Under our MSA’s, when our PC Clinics provide professional clinical services to patients, we, as administrator, perform billing and collection services on behalf of the PC Clinics, and the PC Clinics receive the fees for the services provided. In return for these professional clinical, management, operational and administrative services, we receive fees from the PC Clinics that represent fair value. As a result, our ability to receive cash fees from the PC Clinics is limited to the fair market value of the services provided under the MSA’s. To the extent our ability to receive cash fees from the PC Clinics is limited, our ability to use that cash for growth, debt service or other uses at PC Clinics may be impaired and, as a result, our results of operations and financial condition may be adversely affected.

Our ability to perform medical and digital health services in a particular U.S. state is directly dependent upon the applicable laws governing the practice of medicine, healthcare delivery and fee splitting in such locations, which are subject to changing political, regulatory and other influences. The extent to which a U.S. state considers particular actions or relationships to constitute the practice of medicine is subject to change and to evolving interpretations by medical boards and state attorneys general, among others, each of which has broad discretion. There is a risk that U.S. state authorities in some jurisdictions may find that our contractual relationships with the PC Clinics, which govern the provision of medical and digital health services and the payment of administrative and operations support fees, violate laws prohibiting the corporate practice of medicine and fee splitting. The extent to which each state may consider particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. Accordingly, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with the law. Additionally, it is possible that the laws and rules governing the practice of medicine, including the provision of digital health services, and fee splitting in one or more jurisdictions may change in a manner adverse to our business. While the MSA’s prohibit us from controlling, influencing or otherwise interfering with the practice of medicine at each PC Clinic, and provide that physicians retain exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services, there can be no assurance that our contractual arrangements and activities with the PC Clinics will be free from scrutiny from U.S. state authorities, and we cannot guarantee that subsequent interpretation of the corporate practice of medicine and fee splitting laws will not circumscribe our business operations. State corporate practice of medicine doctrines also often impose penalties on physicians themselves for aiding the corporate practice of medicine, which could discourage providers from participating in our network of physicians. If a successful legal challenge or an adverse change in relevant laws were to occur, and we were unable to adapt our business model accordingly, our operations in affected jurisdictions would be disrupted, which could harm our business.

While we expect that our relationships with the PC Clinics will continue, a material change in our relationship with these entities, or among the PC Clinics, whether resulting from a dispute among the entities, a challenge from a governmental regulator, a change in government regulation, or the loss of these relationships or contracts with the PC Clinics, could impair our ability to provide services to our patients and could harm our business.

Risks Related to CPOM Laws

Many states prohibit or otherwise regulate under the CPOM doctrine the extent to which non-licensed personnel may be involved in the practice of medicine or otherwise employ licensed personnel. Related state rules further limit the extent to which fees for professional services may be shared or “split” between parties. In connection with the Field Trip Health Centers line of business, such rules in some states my impact our relationship with the Medical doctors who own the Professional Corporations through which therapy is delivered. We are structuring our financial and billing relationships with such Professional Corporations to be in compliance with applicable state rules. Failure to comply with state CPOM and fee splitting rules, however, may result in fines and other liabilities, which may adversely affect the Professional Corporation’s business, financial condition and results of operations.

Non-Compliance with Anti-Kickback Laws

The anti-kickback statute (“AKS”) applies to Medicare and other state and federal programs. AKS prohibits the solicitation, offer, payment or receipt of remuneration in return for referrals or the purchase, or in return for recommending or arranging for the referral or purchase, of goods covered by the federal health care programs. The AKS is a criminal statute with criminal penalties, as well as potential civil and administrative penalties. The AKS, however, provides a number of statutory exceptions and regulatory “safe harbors” for particular types of transactions. At present, neither the Company nor the clinics participate in any federal programs as their services are not reimbursed by Medicare, Medicaid or any other state or federal program. Many states have similar fraud and abuse laws and their own anti-kickback laws, some of which can apply to all payors, and not just governmental payors. While we believe that we are in material compliance with both federal and state AKS laws, if it were determined that we are not in compliance with the AKS, we could be subject to liability, and our operations could be curtailed, which could have a material adverse effect on our business, financial condition and results of operations. Moreover, if the activities of a Professional Corporation with which we have a business relationship were found to constitute a violation of the AKS and the Company, as a result of the provision of products or services to such Professional Corporations, were found to have knowingly participated in such activities, we could be subject to sanctions or liability under such laws, including civil and/or criminal penalties, as well as exclusion from government health programs. As a result of exclusion from government health programs, neither products nor services could be provided to any beneficiaries of any federal healthcare program.

Emerging Market Risks

We have operations in Jamaica, an emerging market country, and may have operations in additional emerging markets in the future. Such operations expose us to the socio-economic conditions as well as the laws governing our activities in Jamaica and any other jurisdiction where we may have operations in the future. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licenses, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

The Jamaican government, or other governments in emerging markets where we may have operations in the future, may intervene in its economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in the research, cultivation and development of psilocybin mushroom and other botanicals policies or shifts in political attitude in Jamaica or other countries where we may have operations in the future may adversely affect our operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of licenses, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could materially impact our operations in Jamaica or other countries where we may have operations in the future. We continue to monitor developments and policies in Jamaica to assess the impact thereof to our operations or future operations; however, such developments cannot be predicted and could have an adverse effect on our operations in Jamaica.

Jamaica has a history of economic instability (such as inflation or recession). In 2013, Jamaica launched an ambitious reform program to stabilize the economy, reduce debt, and fuel growth, gaining national and international support. While there is no current political instability, and historically there has been no change in laws and regulations, this is subject to change in the future and could adversely affect our business, financial condition and results of operations. Jamaica is vulnerable to natural disasters such as hurricanes and flooding and the effects of climate change. It is an upper middle-income economy that is nevertheless struggling due to low growth, high public debt, and exposure to external shocks.

Global economic crises could negatively affect investor confidence in emerging markets or the economies of emerging markets, including Jamaica. Such events could materially and adversely affect our business, financial condition and results of operations.

Financial and securities markets in Jamaica are influenced by the economic and market conditions in other countries, including other emerging market countries and other global markets. Although economic conditions in these countries may differ significantly from economic conditions in Jamaica, investors’ reactions to developments in these other countries, such as the recent developments in the global financial markets, may substantially affect the capital flows into Jamaica and the market value of the securities of the Company. Due to our Jamaican subsidiary being a foreign entity, an investor’s ability to exercise statutory rights and remedies under Canadian laws against it may be limited.

The legal and regulatory requirements and local business culture and practices in Jamaica and the foreign countries in which we may expand are different from those in which we currently operate. The officers and directors of the Company will rely, to a great extent, on our local legal counsel and local consultants and advisors in respect of legal, banking, labour, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect our operations, particularly with respect to psilocybin or related operations. Increased compliance costs may be incurred by us. Further, there can be no assurance that we will develop a marketable product or service in Jamaica or any other foreign country. These factors may have a material adverse effect on our research and development business and the results of our research and development operations.

In the event of a dispute arising in connection with our operations in Jamaica or another a foreign jurisdiction where we may conduct business, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. We may also be hindered or prevented from enforcing our rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, our activities in foreign jurisdictions could be substantially affected by factors beyond our control.

Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate the Company, compliance with applicable anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) by virtue of us operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and our possible failure to identify, manage and mitigate instances of fraud, corruption, or violations applicable regulatory requirements.

The Board has effective control over our Jamaican subsidiary in that it is wholly-owned and thus has the ability to pass all shareholder resolutions with respect thereof and can cause it to distribute dividends, subject to requirements of local laws. We do not believe that we face any material risks outside of the normal course with respect to our corporate structure. The directors and executive officers of our Jamaican subsidiary are also directors and officers of the Company, which allows the Company to exercise a level of control over the Jamaican subsidiary. To mitigate risk when operating in Jamaica, we may, in part, engage local counsel and/or consultants to advise on applicable regulatory and/or operational matters, as applicable, and it is anticipated that our personnel will visit local operations as required to maintain regular involvement in such operations. No material language barriers exist. The books and records of the Jamaican subsidiary are maintained by it as well as by the Company such that there are no access restrictions to such books and records by us.

Enforcement of Legal Rights in Foreign Jurisdictions

In the event of a dispute arising from our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of courts in Canada. Similarly, to the extent that our assets are located outside of Canada, investors may have difficulty collecting from the Company any judgments obtained in the Canadian courts and predicated on the civil liability provisions of securities laws. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws or otherwise. We may also be hindered or prevented from enforcing our rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.

Foreign Exchange Risk

We may be adversely affected by foreign currency fluctuations. We have operations in Canada, the United States, Jamaica and The Netherlands. Also, a significant portion of our expenditures are in other currencies, and we are therefore subject to foreign currency fluctuations which may, from time to time, impact our financial position and results of operations.

Risks Related to the Company’s Common Shares

Ineffective Internal Controls

If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent misstatement; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the value of our shares. While we believe that we have sufficient personnel and review procedures to allow us to maintain an effective system of internal controls, there can be no assurance that we will always successfully detect misstatements or implement necessary improvements in a timely fashion.

Lack of an Active or Liquid Market

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such securities trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates, the markets for similar securities, general economic conditions and our financial condition, historic financial performance and future prospects.

Volatility of Field Trip Common Share Price

The market price of the Common Shares on the Canadian Stock Exchange (“CSE”) could be subject to significant fluctuations in response to variations in our operating results or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Common Shares that may become listed and posted for trading on the CSE or any other stock exchange regardless of our operating performance. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the operating performance of issuers. Market fluctuations may adversely impact the market price of the Common Shares.

Additional Issuances and Dilution

We may issue and sell additional securities to finance our operations. We cannot predict the size or type of future issuances of our securities or the effect, if any, that future issuances and sales of securities will have on the market price of any of our securities issued and outstanding from time to time. Sales or issuances of substantial amounts of our securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our securities issued and outstanding from time to time. With any additional sale or issuance of our securities, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share.